     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2000
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                    ADVANCED SWITCHING COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)
                                      3576
                          (Primary Standard Industrial
                          Classification Code Number)
                                   54-1865834
                                (I.R.S. Employer
                              Identification No.)

                              8330 BOONE BOULEVARD
                             VIENNA, VIRGINIA 22182
                                 (703) 448-5540
              (Address, including zip code, and telephone number,
       including area code, of registrants' principal executive offices)

                               ASGHAR D. MOSTAFA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              8330 BOONE BOULEVARD
                             VIENNA, VIRGINIA 22182
                                 (703) 448-5540
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                             ANDREW P. VARNEY, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                         1001 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2505
                                 (202) 639-7000
                              JEFFREY SMALL, ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 450-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                Title of Each Class                         Proposed Maximum                      Amount of
          of Securities to be Registered                    Offering Price(1)                 Registration Fee
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.0025 per share..........           $ 86,250,000                         $22,770
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. The proposed maximum offering price includes amounts attributable to shares that may be purchased by the underwriters to cover over-allotments, if any.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)

Issued June 30, 2000

                                   [asc LOGO]

                                               Shares

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

                                  COMMON STOCK

                            ------------------------

Advanced Switching Communications, Inc. is offering shares of its Common Stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between
$          and $     per share.

                            ------------------------

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "ASCX."

                            ------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------
                              PRICE $     A SHARE
                            ------------------------

                                                                UNDERWRITING
                                           PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                            PUBLIC              COMMISSIONS              COMPANY
                                           --------            -------------           -----------
Per Share...............................       $                  $                         $
Total...................................  $                       $                    $

Advanced Switching Communications, Inc. has granted the underwriters the right
to purchase up to an additional     shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on , 2000.

                            ------------------------

MORGAN STANLEY DEAN WITTER

                                   CHASE H&Q

                                                              ROBERTSON STEPHENS

          , 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Selected Financial Data...............   20
Management's Discussion and Analysis
  of Financial Condition and   Results
  of Operations.......................   22
Business..............................   30

                                        PAGE
                                        ----
Management............................   43
Certain Transactions..................   52
Principal Stockholders................   56
Description of Securities.............   58
Shares Eligible for Future Sale.......   61
Underwriters..........................   67
Legal Matters.........................   69
Experts...............................   69
Where You Can Find More Information...   69
Index to Financial Statements.........  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, the "Company," "we," "us" and "our" refer to Advanced Switching Communications, Inc.

     Unless otherwise specifically stated, the information in this prospectus has been adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock on the completion of this offering, but does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their right to purchase additional shares to cover over-allotments.

     UNTIL           , 2000, 25 DAYS AFTER COMMENCEMENT OF THIS OFFERING, ALL
DEALERS THAT BUY, SELL OR TRADE SHARES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

     Advanced Switching Communications, Inc. is a leading provider of next-generation broadband access platforms to telecommunications service providers. Our compact and software-configurable products enable our customers to transmit voice, data and multimedia traffic more rapidly and cost-effectively while preserving their investments in existing communications systems. Telecommunications service providers typically situate high-speed packet transmission equipment at the core of their networks, but rely on voice-oriented technology for their access networks. Our products are deployed at central offices, points of presence or multi-tenant office buildings that comprise the entry points to a service provider's access network. By extending the benefits of packet technology beyond the network core, our products reduce transmission and operating costs, increase the efficiency of core network switches and routers, provide access to optical networks and allow our customers to develop next-generation networks for broadband services. We market our products to telecommunications service providers worldwide, focusing on established as well as emerging next-generation carriers, multi-tenant unit service providers and digital subscriber line service providers. Our customers include AccessLan, Broadband Office, Broadview Networks, Dishnet DSL, Intermedia Communications Inc., mPower Communications, 2nd Century Communications, Urban Media and UUNet.

     We have designed our product line to meet the requirements of broadband service providers worldwide. Our products offer the following benefits and features:

     - Enhanced Revenue Opportunities. Our products are rapidly deployable, highly scalable, compact and support multiple services and protocols. As a result, our customers can efficiently provision new services and quickly penetrate new markets to capitalize on new revenue opportunities.

     - Highly Scalable Product Architecture. By designing a product line that scales from a single, stackable platform to a high density, multi-slot chassis system with a common software and hardware foundation, we allow our customers to economically scale their access platform equipment as their network requirements evolve.

     - Multi-Service Protocol Capabilities. Our software-configurable ports eliminate the need for service providers to predetermine the number of ports dedicated to each specific protocol or service. Service providers that use our products can remotely configure ports for specific protocols to speed service provisioning, with minimal service disruption and without dispatching personnel to physically change a customer's connection.

     - Reduced Operating Costs. Our products aggregate multiple local access lines with transmission speeds as low as 64 kilobits per second into fewer higher-speed optical or electrical connections to the core network. As a result, our products reduce the costs of building and operating the core network by eliminating the need for service providers to deploy multiple overlay core networks for each protocol or service offered and by dedicating core equipment and ports to high-speed, single protocol connections.

     - Interoperability with Existing Systems. Our products comply with stringent network facility standards for central office equipment and operate with leading core network components, allowing service providers to leverage the value of their existing investments. Our products utilize industry standard protocols and have built-in software flexibility to add new protocols as they are adopted and standardized in the marketplace.

     - Space and Physical Design Advantages. The compact design and high port density of our equipment means that it occupies minimal space at central offices, multi-tenant unit office buildings, or other points of presence. In addition, the lower power requirements and the low heat output of our products allow service providers to deploy services to locations previously excluded from the network because of the physical limitations of the space.

     Our objective is to be the leading provider of broadband access platforms for integrated voice, data and multimedia services. To achieve our objective, we intend to:

     - broaden our customer base domestically and internationally;

     - leverage our technology leadership from the access network into the network core;

     - provide our customers with a smooth migration path to next-generation network architectures;

     - expand our global sales efforts and our customer service and support capabilities; and

     - continue to outsource our product manufacturing.

     We sell our products primarily through a direct sales force. We also increase awareness and customer acceptance of our products through strategic relationships with original equipment manufacturers, distributors and resellers.

     We are incorporated under the laws of the State of Delaware. Our headquarters are located at 8330 Boone Boulevard, Vienna, Virginia 22182, and our telephone number is (703) 448-5540. Our website address is www.asc.com. The information contained on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered............................  shares
Common stock to be outstanding after the
  offering......................................  shares

Over-allotment option...........................  shares

Use of proceeds.................................  We intend to use the net proceeds for working capital and other general corporate
                                                  purposes. See "Use of Proceeds"

Proposed Nasdaq National Market symbol..........  ASCX

     The foregoing information is based upon shares outstanding as of March 31, 2000 and excludes:

     - 3,680,145 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2000 with a weighted average exercise price of $1.46 per share;

     - 125,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2000 with a weighted average exercise price of $15.00 per share;

     - 3,937,334 shares of common stock reserved for additional option grants under our stock plans as of March 31, 2000;

     - 67,567 shares of common stock issuable upon the conversion of shares of preferred stock issued after March 31, 2000;

     - 222,000 shares of common stock issuable upon the exercise of warrants issued after March 31, 2000 with a weighted average exercise price of $8.00 per share; and

     - additional shares of common stock issuable upon conversion of our outstanding preferred stock in respect of dividends accruing after March 31, 2000.

                             SUMMARY FINANCIAL DATA

                                          PERIOD FROM
                                           INCEPTION
                                         (SEPTEMBER 10,                          THREE MONTHS
                                             1997)            YEAR ENDED             ENDED
                                            THROUGH          DECEMBER 31,          MARCH 31,
                                          DECEMBER 31,    ------------------   -----------------
                                              1997         1998       1999      1999      2000
                                         --------------   -------   --------   -------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
DATA:
Revenue................................      $   --       $    --   $  4,278   $   186   $ 4,994
Gross profit...........................          --            --      1,439        25     1,217
Loss from operations...................        (309)       (5,127)    (9,781)   (2,184)   (3,472)
Net loss...............................        (293)       (5,111)    (9,329)   (2,109)   (2,868)
Accretion of transaction costs and
  accrued dividends on redeemable
  convertible preferred stock..........          --          (367)    (2,589)     (226)   (1,213)
                                             ------       -------   --------   -------   -------
Net loss applicable to common
  shareholders.........................      $ (293)      $(5,478)  $(11,918)  $(2,335)  $(4,081)
                                             ======       =======   ========   =======   =======
Basic and diluted net loss per share...      $(0.05)      $ (0.48)  $  (1.01)  $ (0.20)  $ (0.35)
                                             ======       =======   ========   =======   =======
Shares used in computing net loss per
  share................................       5,742        11,389     11,789    11,960    11,564
                                             ======       =======   ========   =======   =======
Pro forma basic and diluted net loss
  per share(1).........................                             $  (0.38)            $ (0.09)
                                                                    ========             =======
Shares used in computing pro forma net
  loss per share(1)....................                               24,251              32,425
                                                                    ========             =======

     The "pro forma as adjusted" column in the balance sheet data below gives effect to the automatic conversion of our outstanding preferred stock into number of shares of common stock upon the closing of this offering, the
sale of the      shares of our common stock in this offering at an assumed
initial public offering price of $          per share, and the application of
the net proceeds, after deducting the underwriting discounts and commissions and our estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                                               AS OF MARCH 31, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 12,082     $
Working capital.............................................    26,006
  Total assets..............................................    40,943
Long-term debt, less current portion........................        71
Redeemable convertible preferred stock......................    56,731
  Total stockholders' equity (deficit)......................   (21,339)

---------------
     (1) Pro forma net loss per share for the year ended December 31, 1999 and the three months ended March 31, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of our outstanding preferred stock into shares of common stock effective upon the completion of this offering as if such conversion occurred on January 1, 1999, or at date of original issuance, if later.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND FINANCIAL PERFORMANCE

     OUR LIMITED OPERATING HISTORY MAY MAKE IT DIFFICULT TO VALUE AND EVALUATE OUR BUSINESS AND OUR FUTURE PROSPECTS

     We commenced operations in September 1997 and commercially released our first product in the first quarter of 1999. Your evaluation of the risks and uncertainties of our business will be difficult because of our limited operating history. In addition, our limited operating history means that we have less insight into how technological and market trends may affect our business. The revenue and income potential of our business and market are unproven. You must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in new, rapidly evolving and highly competitive markets such as the market for broadband access solutions.

     WE HAVE INCURRED SUBSTANTIAL LOSSES TO DATE AND MAY NOT BE ABLE TO ACHIEVE OR MAINTAIN PROFITABILITY, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE

     Since we began operations, we have incurred net losses in every fiscal period. We incurred a net loss of $2.9 million in the first quarter of 2000 and our accumulated deficit through March 31, 2000 was $19.4 million. We expect to incur net losses in the future. Our operating losses have been due in part to the commitment of significant resources to our research and development and sales and marketing organizations. We expect our expenses to continue to increase in an effort to develop our business and, as a result, we will need to generate significant revenue to achieve profitability. We cannot be certain if or when we will become profitable. Our failure to become profitable within the timeframe expected by investors may adversely affect the market price of our common stock.

     OUR OPERATING RESULTS ARE DIFFICULT TO FORECAST AND MAY FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER, WHICH MAY HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK

     Our operating results are difficult to forecast and may fluctuate from quarter to quarter. As a result of our limited operating history, we do not have historical financial data for a significant number of periods upon which to forecast quarterly financial performance. We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative capabilities to address the increased reporting and other administrative demands which will result from becoming a public company and the growth of our business. Our operating expenses are largely based on anticipated organizational growth and revenue trends and a high percentage of our expenses are, and will continue to be, fixed. As a result, any delay in generating revenue could cause our quarterly operating results to fall below the expectations of investors or securities analysts, which could cause the price of our common stock to fall substantially. Among the factors that could cause our quarterly operating results to fluctuate are:

     - We depend on a relatively small number of customers for a large percentage of our revenue in any particular quarter. As a result, a delay in a particular quarter in receiving orders from, or shipping products to, one or a small number of customers may have a significant negative impact on our operating results for that or future quarters.

     - Our sales cycle makes it difficult to predict accurately when we will complete sales.

     - We have historically derived a significant portion of our revenue from sales that occur near the end of a fiscal quarter. As a result, a delay in anticipated sales is more likely to result in a deferral of the associated revenue beyond the end of a particular quarter, which would have a significant impact on our operating results for that quarter.

     - The cancellation or rescheduling of significant orders or unexpected product returns.

     - Announcements and product introductions by our competitors.

     - Our ability to obtain sufficient supplies of sole or limited sourced components for our products.

     THERE IS INTENSE COMPETITION IN THE MARKET FOR BROADBAND ACCESS SOLUTIONS AND IF WE FAIL TO COMPETE SUCCESSFULLY, OUR REVENUE COULD DECLINE AND WE COULD EXPERIENCE ADDITIONAL LOSSES

     The market for broadband access solutions is new, rapidly evolving and very competitive. We expect competition in this market to increase as a result of factors such as:

     - the entrance of new competitors;

     - innovations that improve competitive products or that enable products or services that are not currently competitive with our solutions to compete with us;

     - acquisitions of competitive products or technologies, particularly by a large company with an established market presence and distribution capabilities; and

     - strategic alliances, in which competitors succeed in bundling their products with other software products, hardware products or services.

     This competition could, among other things:

     - divert sales from us;

     - force us to charge lower prices; and

     - adversely affect our strategic relationships with manufacturers, resellers and others.

     If any of these risks occurred, our revenues could decline, our gross margins could decrease, our expenses could increase and we could experience additional losses. Our principal competitors may be different depending on the market we target, and include large networking equipment companies such as Alcatel, Cisco Systems, Lucent Technologies, Marconi(Fore) and Nortel Networks, as well as companies such as Accelerated Networks, ADC Kentrox, and Tiara Networks.

     Many of our current and potential competitors are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, competitors with large market capitalization or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our product lines.

     WE PURCHASE SEVERAL OF OUR KEY COMPONENTS FROM SINGLE SOURCES, AND WE COULD LOSE REVENUE AND MARKET SHARE IF WE ARE UNABLE TO OBTAIN A SUFFICIENT SUPPLY OF THOSE COMPONENTS

     Several key components of our products are currently available from single vendors and are not readily available from alternative sources. If we are unable to obtain sufficient quantities of these components, we would be unable to manufacture and ship our products on a timely basis. This could result in lost or delayed revenue, harm to our reputation, increased manufacturing costs and exposure to claims by our customers. Examples of the components which we purchase from single or limited sources are:

     - programmable chips from Lucent Technologies;

     - asynchronous transfer mode, or ATM, chips from Conexant Systems Inc.; and

     - circuit emulation chips from PMC-Sierra, Inc.

     We do not have guaranteed supply agreements with any of the vendors of these products. If we are unable to obtain a sufficient supply of these or other critical components from our current vendors, we would be forced either to develop alternative sources of supply or to modify the design of our products to use more readily available components. Redesigning our products or identifying new sources of supply on commercially reasonable terms may take a long time and may involve significant additional expenses. Moreover, our vendors may increase their prices for these components. Accordingly, the lack of alternative sources for these components may force us to pay higher prices for these components, which would cause our gross margins to decrease.

     WE ARE ENTIRELY DEPENDENT ON OUR LINE OF BROADBAND ACCESS PLATFORM PRODUCTS AND OUR FUTURE REVENUE DEPENDS ON THEIR COMMERCIAL SUCCESS

     Widespread commercial acceptance of our products is critical to our future success. Our ability to increase revenue in the future depends on the extent to which our potential customers recognize the value of our products. The acceptance of our products may be hindered by:

     - the failure of prospective customers to recognize the value of broadband access platform products;

     - the reluctance of our prospective customers to replace or expand their current access equipment, which may be supplied by more established vendors, with our products; and

     - the emergence of new technologies or industry standards that could cause our products to be less competitive or become obsolete.

     In addition, because the market for broadband access solutions is in an early stage of development, we cannot assess the size of the market accurately, and we have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs, developing products that could address those needs and establishing a distribution strategy for those products. We may also have difficulties in predicting the competitive environment that will develop.

     In particular, our future growth depends on the commercial success of our line of broadband access platform products. To date, our A-1000, A-2000 and A-1240 products are the only products that have been sold to customers and we expect that revenue from these products will account for a substantial portion of our revenue for the foreseeable future. We intend to develop and introduce new products and enhancements to existing products in the future. We cannot assure you that we will be successful in completing the development or introduction of these products. If our target customers do not adopt, purchase and successfully deploy our current and planned products, our revenues will not grow significantly.

     OUR CUSTOMER CONTRACTS VARY WIDELY IN TERMS AND DURATION AND ALLOW OUR CUSTOMERS TO TERMINATE WITHOUT SIGNIFICANT PENALTIES

     Our contracts and purchase orders are separately negotiated with each of our customers and the terms may vary widely. A majority of our sales are made under short-term purchase orders for one or a few of our products at one time instead of long-term contracts for large scale deployment of our products. These purchase orders do not ensure that they will purchase any additional products other than those specifically listed in the order.

     Moreover, since we believe that these purchase orders represent the early portion of longer term customer programs, we expend significant financial and personnel resources and expand our operations to be able to fulfill these programs. If our customers fail to purchase additional products to expand their programs as we expect, we may be unable to recover the costs we incurred.

     In addition, our contracts are generally non-exclusive and contain provisions allowing our customers to terminate them without significant penalties. Our contracts also may specify the achievement of shipment, delivery and installation commitments. We are generally able to meet these commitments or negotiate extensions with our customers. However, if we fail to meet these commitments in a timely manner, our customers may choose to terminate their contracts with us or impose monetary penalties. If our customers elect to terminate their contracts with us, our future revenues would be reduced.

     WE DEPEND UPON A SINGLE CONTRACT MANUFACTURER TO MANUFACTURE SUBSTANTIALLY ALL OF OUR PRODUCTS. IF THAT MANUFACTURER IS UNABLE OR UNWILLING TO MANUFACTURE A SUFFICIENT QUANTITY OF OUR PRODUCTS, WE MAY NOT BE ABLE TO TIMELY FILL CUSTOMER ORDERS

     We currently subcontract the manufacturing and testing of substantially all of our products to Benchmark Electronics, an independent manufacturer. Our reliance on a single manufacturer exposes us to a number of risks, including reduced control over manufacturing capacity, product completion and delivery times, product quality and manufacturing costs. If, as we anticipate, we experience increased demand for our products and introduce new products and product enhancements, the challenges we face in managing our relationship with Benchmark will be increased. If Benchmark is unable or unwilling to manufacture a sufficient quantity of products for us, on the time schedules and with the quality that we demand, we may not be able to fulfill customer orders on a timely basis and may be forced to engage additional or replacement manufacturers.

     We engaged Benchmark in the first quarter of 2000 due, in part, to capacity constraints we encountered with another contract manufacturer. Qualifying a new contract manufacturer and commencing a volume production is expensive and time consuming. If we are required or choose to change contract manufacturers again, our revenue may decline and our customer relationships may be damaged.

     IF WE FAIL TO PREDICT OUR MANUFACTURING AND COMPONENT REQUIREMENTS ACCURATELY, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS

     We provide forecasts of our demand to our contract manufacturer and component vendors up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, we may have excess inventory, which could increase our costs and harm our relationships with our contract manufacturer and component vendors by reducing our future orders. If we underestimate our requirements, we may have an inadequate inventory of components. Inadequate inventory could interrupt manufacturing of our products and result in delays in shipments. In addition, lead times for materials and components that we order are long and depend on factors such as the procedures of, or contract terms with, a specific supplier and demand for each component at a given time. In the case of some components in short supply, component vendors have imposed strict allocations that limit the number of these components they will supply to a given customer in a specified time period. These vendors may choose to increase allocations to larger, more established companies, which could reduce our allocations and harm our ability to manufacture our products.

     DUE TO THE LONG AND UNPREDICTABLE SALES CYCLE FOR OUR PRODUCTS, THE TIMING OF REVENUE IS DIFFICULT TO PREDICT AND MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE UNEXPECTEDLY

     The sales and deployment cycle for our products is lengthy and varies substantially from customer to customer; it may extend for six months or more. The length of our sales cycle may cause our revenue and operating results to vary unexpectedly from quarter to quarter. A customer's decision to purchase our products involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Consequently, we may incur substantial expenses and devote senior management attention to potential relationships that never materialize, in which event our investments will largely be lost and we may miss other opportunities.

     BECAUSE WE DERIVE A SUBSTANTIAL PORTION OF OUR REVENUE FROM A LIMITED NUMBER OF CUSTOMERS, ANY LOSS OF OR DELAY IN RECEIVING REVENUE FROM THOSE CUSTOMERS COULD SIGNIFICANTLY DAMAGE OUR FINANCIAL PERFORMANCE

     We have historically derived a significant portion of our revenue from a relatively small number of customers. If any of these customers stop or delay purchasing products or services from us, our financial performance would be negatively impacted. Two customers accounted for 22% and 53% of our revenue for the year ended December 31, 1999. These same customers accounted for 13% and 16% of our revenue for the three months ended March 31, 2000. Two additional customers accounted for 41% and 19% of our revenue for the three months ended March 31, 2000. Most of our customers are not contractually obligated to purchase future products or services from us, and they may discontinue doing so at any time. In addition, although our largest customers will probably vary from period to period, we anticipate that a small number of customers will continue to represent a large percentage of our revenue in any given fiscal period. Accordingly, the failure to
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

obtain a significant order from a customer within the fiscal period expected by us could have a significant adverse effect on our financial performance for that fiscal period.

     THE AVERAGE SELLING PRICES OF OUR PRODUCTS MAY CONTINUE TO DECLINE, WHICH COULD REDUCE OUR GROSS MARGINS AND REVENUE

     Our industry has experienced rapid erosion of average product selling prices. We anticipate that the average selling prices of our products may continue to decline in response to competitive pressures, increased sales discounts, new product introductions by our competitors or other factors. If we are unable to achieve sufficient cost reductions and increases in sales volumes, this decline in average selling prices will reduce our gross margins and revenue.

     IF NETWORK SERVICE PROVIDERS CHOOSE A PROTOCOL OTHER THAN ATM FOR THEIR CORE NETWORKS AND WE ARE NOT ABLE TO ADAPT TO THE CHANGE, OUR TARGET MARKET COULD BE REDUCED

     While we have designed a product that is adaptable to many communications protocols, our initial architecture is based on an ATM infrastructure. In the service providers' networks ATM competes with other protocols such as time division multiplexing (TDM) and Internet protocol (IP). We believe that an eventual migration to an IP-based protocol is possible. To the extent that network service providers choose a protocol other than ATM for their core networks, we may not be able to react in time or adapt to the change and we could see our target market substantially reduced.

     OUR SUCCESS DEPENDS ON OUR CUSTOMERS SUCCESSFULLY BUILDING NEW COMMUNICATIONS SYSTEMS AND OFFERING BROADBAND ACCESS SOLUTIONS TO THEIR END-USERS, WHICH WE HAVE NO ABILITY TO FORESEE OR CONTROL

     If our current or potential customers are not successful in building their communications systems and promoting their products, including new revenue-generating data services, then our growth will be limited. The ultimate success of our customers depends in part on their competitive position and on the demand for broadband access solutions, which we are not able to foresee or control.

     IF WE ARE NOT SUCCESSFUL IN DEVELOPING AND MARKETING NEW AND ENHANCED PRODUCTS AND FEATURES THAT KEEP PACE WITH TECHNOLOGY AND OUR CUSTOMERS' NEEDS AND EXPECTATIONS, OUR SALES AND COMPETITIVE POSITION WILL SUFFER

     The market for broadband access solutions is characterized by rapidly changing technologies, frequent new product introductions and evolving customer requirements and industry standards. In order to remain competitive, we will need to introduce on a timely basis new products or product enhancements that offer significantly improved performance and features, at lower prices, and we may not be successful in doing so. Some prior versions of our products were released behind schedule, and this may happen again in the future. Delays in introducing new products and features, or the introduction of new products which do not meet the evolving demands of our customers, could damage our reputation and cause a loss of or delay in revenue.

     The introduction of new products by competitors, market acceptance of products based on new or alternative technologies or the emergence of new industry standards, could render our existing or future products obsolete. In developing our products, we have made, and will continue to make, assumptions about the standards that may be adopted by our customers and competitors. If the standards adopted are different from those which we have chosen to support, market acceptance of our products may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of products incorporating new technologies and the emergence of new industry standards could render our existing products obsolete. In order to introduce products incorporating new technologies and new industry standards, we must be able to gain access to the latest technologies of our customers, our suppliers and other network vendors. Any failure to gain access to the latest technologies could impair the competitiveness of our products.

     IF WE DO NOT EXPAND OUR DIRECT AND INDIRECT SALES OPERATIONS, WE MAY BE UNABLE TO INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS

     If we are unable to expand our direct sales force and indirect sales channels, we may not be able to increase market awareness and sales of our products, which may prevent us from achieving and maintaining

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

profitability. Our products and services require a technical sales effort targeted at several key people within each of our prospective customers' organizations. Our sales efforts require the attention of sales personnel and specialized system engineers with extensive experience in networking technologies. Competition for these individuals is intense, and we may not be able to hire sufficient numbers of qualified sales personnel and specialized system engineers. We also plan to expand our relationships with resellers and original equipment manufacturers, or OEMs. If we fail to develop or cultivate relationships with significant resellers or OEMs, or if these resellers and OEMs are not successful in their sales efforts, our business may be harmed. Many of our resellers also sell our competitors' products. Failure to expand these channels could adversely affect our revenues and operating results.

     IF WE DO NOT EXPAND OUR CUSTOMER SERVICE AND SUPPORT ORGANIZATION, WE MAY BE UNABLE TO INCREASE OUR SALES

     We currently have a small customer service and support organization and will need to increase our staff to support new and existing customers. Our products are complex and require highly-trained customer service and support personnel. Hiring customer service and support personnel is difficult in our industry due to the limited number of people available with the necessary technical skills. If we are unable to expand our customer service and support organization and train our personnel rapidly, we may not be able to increase sales.

     OUR SUCCESS DEPENDS ON THE CONTINUED SERVICES OF OUR TOP EXECUTIVES AND OTHER KEY PERSONNEL

     Our future success depends to a significant degree on the skills and efforts of Asghar Mostafa, our co-founder, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Mostafa could have a material adverse effect on our financial performance and ability to compete. We also depend on the ability of our other executive officers and members of senior management to work effectively as a team. The loss of one or more of our other executive officers or senior management members could also have a material adverse effect on our financial performance and ability to compete.

     IF WE ARE NOT ABLE TO HIRE AND RETAIN THE SKILLED PERSONNEL WE NEED TO SUCCEED, WE WILL NOT BE ABLE TO GROW OUR BUSINESS AS WE ANTICIPATE

     The growth of our business and revenue depends in large part upon our ability to attract and retain sufficient numbers of highly skilled employees, particularly qualified sales and engineering personnel. Qualified personnel are in great demand throughout our industry, and we may not be successful in hiring and retaining the skilled personnel that we need.

     OUR COMPANY IS GROWING RAPIDLY AND WE MAY BE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY, WHICH COULD RESULT IN LOST SALES OR DISRUPTIONS TO OUR BUSINESS

     Our failure to effectively manage our recent and anticipated growth could have a material adverse effect on the quality of our products, our ability to retain key personnel and financial performance. From March 31, 1999 to March 31, 2000, the number of our employees increased from 45 to 95. In addition, the proceeds of this offering will be used in part to further expand our operations and increase the number of our employees. This growth has strained, and may further strain, our management, operational systems and other resources. To manage our growth effectively, we must be able to enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. There can be no assurance we will be able to do so.

     WE ARE BEGINNING TO EXPAND OUR INTERNATIONAL BUSINESS, WHICH EXPOSES US TO ADDITIONAL RISKS THAT WE DO NOT FACE IN OUR U.S. BUSINESS

     In 1999, we derived approximately 10% of our revenue from sales outside the U.S., and we expect that percentage to increase as our business grows. An expanded international business exposes us to a number of risks that we do not have to address in our U.S. operations. These risks include:

     - longer sales cycles;

     - potentially adverse tax consequences;
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

     - longer accounts receivable collection cycles;

     - challenges and costs inherent in managing geographically dispersed operations;

     - protectionist laws and business practices that favor local competitors;

     - economic or political instability in some international markets;

     - difficulties in finding and managing local resellers;

     - diverse and changing governmental laws and regulations, including greater regulation of the telecommunications industry;

     - difficulties in enforcing agreements under foreign legal systems;

     - foreign currency exchange rate fluctuations; and

     - difficulties in protecting intellectual property rights.

     If we are unsuccessful in addressing these risks, our international business will not achieve the revenue or profits we expect.

     IF OUR PRODUCTS DO NOT COMPLY WITH EVOLVING INDUSTRY STANDARDS, WE MAY LOSE SALES AND INCUR ADDITIONAL EXPENSES

     Our success depends in part on both the adoption of industry standards for technologies in the broadband access solutions market and our products' compliance with those industry standards as different standards emerge, evolve and achieve acceptance. The absence of industry standards for a particular technology may prevent widespread adoption of products based on that technology. In addition, because many technological developments occur prior to the adoption of related industry standards, we may develop products that do not comply with the industry standards that are eventually adopted, which would hinder our ability to sell those products. Moreover, if a competitor obtains a leadership position in selling broadband access products, that competitor may have the ability to establish de facto standards within the industry.

     IF OUR PRODUCTS CONTAIN DEFECTS OR FAIL TO PERFORM PROPERLY OR WORK EFFECTIVELY WITH OUR CUSTOMERS' NETWORKS, WE COULD LOSE REVENUE AND INCUR DAMAGE TO OUR REPUTATION AND LIABILITY TO OUR CUSTOMERS

     Despite testing by us and our customers, our products may contain undetected software or hardware errors which result in product failures or poor product performance. We have experienced such errors in the past in connection with new products and product upgrades. We expect that such errors will be found from time to time in new or enhanced products after we have already shipped the products.

     Our products must work effectively with our customers' existing networks, which typically include products from a variety of different vendors and utilize multiple protocol standards. The complexity of these networks makes it difficult for us to ensure that our products will function properly within these networks and also makes it difficult for us to identify the source of any problems which occur in the operation of our products. If our products contain defects or fail to work properly, we may:

     - suffer a loss of or delay in revenue;

     - incur additional expenses in our efforts to identify and remedy the problems;

     - suffer damage to our reputation; and

     - be exposed to damage claims by our customers.

     Although our agreements with our customers typically contain provisions intended to limit our exposure to liability claims, these limitations may not preclude all potential claims. In addition, our insurance policies may not adequately limit our exposure with respect to these claims. We warrant to our current customers that our products will operate in accordance with specified customer requirements for a specified time period. If our products fail to conform to these specifications, our customers could require us to fix defects or assert claims for damages. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, would be costly and time consuming to defend.

     CLAIMS BY OTHER COMPANIES THAT WE ARE INFRINGING THEIR PROPRIETARY RIGHTS COULD HINDER OR BLOCK OUR ABILITY TO SELL OUR PRODUCTS, SUBJECT US TO SIGNIFICANT MONETARY LIABILITY AND DIVERT THE TIME AND ATTENTION OF OUR MANAGEMENT

     The broadband access equipment industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the data communications and networking markets have extensive patent portfolios with respect to networking technology. We recently received a letter from Nortel Networks Corporation alleging that our products infringe one of Nortel's patents relating to inverse multiplexing over ATM. We intend to contest this claim vigorously. We cannot assure you that we will prevail in our objection to this claim, nor can we assure you that this dispute will not result in litigation or that an adverse result or judgment will not adversely affect our financial condition.

     From time to time, other third parties, including leading companies, have asserted against others and may assert against us patent, copyright, trademark and other intellectual property rights. We expect that we may increasingly be subject to infringement claims as the numbers of products and competitors in the market for broadband access equipment grows and the functionality of products overlaps. Third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products. Any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all. If there is a successful claim of infringement or if we fail to develop non-infringing technology or license the proprietary rights on a timely basis, our ability to use certain technologies, products, and brand names may be limited and our business may be harmed.

     We have agreed and may agree in the future to indemnify certain of our customers against claims that our products infringe upon the proprietary rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We cannot assure you that we or our customers could obtain necessary licenses from third parties at a reasonable cost or at all.

     OUR COMPETITIVE POSITION WOULD BE ADVERSELY AFFECTED IF WE WERE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS

     Our success and competitiveness are dependent to a significant degree on the protection of our proprietary rights. We rely primarily on a combination of patents, copyrights, trademarks, trade secret laws and contractual restrictions to protect our proprietary rights. Despite these precautions, we cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. Others may be able to copy or reverse engineer aspects of our products, to obtain and use information that we regard as proprietary or to independently develop similar technology. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark, and trade secret protection may not be available in those jurisdictions. We cannot give any assurance as to the future viability or value of any of our proprietary rights. We seek to limit access to our proprietary information and materials by entering into confidentiality or license agreements with our employees, consultants and corporate partners, and controlling access to and distribution of our software, documentation and other proprietary information. If we are unable to protect our trademarks and other proprietary rights against unauthorized use by others, our reputation and brand name may be damaged and our competitive position may be significantly harmed. We may not be able to deter misappropriation of our proprietary information and materials due to our inability to detect this misappropriation, the unenforceability of confidentiality agreements and the possible nonrecognition or inadequate protection of our proprietary rights in certain foreign countries. Also, enforcement of trademark rights against

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

unauthorized use, particularly over the Internet and in other countries, may be impractical or impossible and could generate confusion and diminish the value of the trademark.

     We have licensed, and may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. We attempt under such licenses to ensure that the quality of our brand is maintained by these parties, however, such third parties may take actions that could materially and adversely affect the value of our proprietary rights or reputation.

     Litigation may be necessary in the future to enforce or defend our proprietary rights or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management and technical resources. In addition, any inability to protect our proprietary rights may harm our business and financial prospects.

     NECESSARY LICENSES FOR THIRD-PARTY SOFTWARE MAY NOT BE AVAILABLE TO US OR MAY BE VERY EXPENSIVE

     We license from third parties software that is used in our products or is required to develop new products or product enhancements. In the future, third-party licenses may not be available to us on commercially reasonable terms or at all. Third parties who hold exclusive rights to software technology that we seek to license may include our competitors. If we are unable to obtain any necessary third-party licenses, we would be required to redesign our product or obtain substitute technology, which may perform less well, be of lower quality or be more costly.

     OUR FAILURE TO COMPLY WITH DOMESTIC AND FOREIGN REGULATIONS COULD LIMIT OUR ABILITY TO SELL OUR PRODUCTS

     Our products must comply with a number of regulations and standards adopted by the U.S. Federal Communications Commission and by Underwriters Laboratories. Internationally, our products may be required to comply with regulations established by telecommunications and other government authorities in each country in which we sell our products. Moreover, the encryption technology contained in our products is subject to U.S. export controls, which limit our ability to distribute some versions of our products outside of the United States and Canada. If we do not comply with the governmental regulations applicable to our products, we may be prevented from selling our products in some jurisdictions and we may incur fines or other penalties.

     The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products and services that our customers sell. Future FCC regulations, or regulations set forth by other regulatory bodies, may adversely affect the broadband access services industry. Regulation of our customers may have a material adverse affect on our business, results of operations and financial condition. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into broadband access markets. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. The delays that these governmental processes may entail may cause order cancellations or postponements of product purchases by our customers, which would materially adversely affect our business, results of operations and financial condition.

     IF WE ENGAGE IN FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS, OUR STOCKHOLDERS COULD BE DILUTED, WE COULD INCUR ADDITIONAL DEBT, AND WE COULD ASSUME ADDITIONAL CONTINGENT LIABILITIES

     We intend to consider investments in complementary companies, products or technologies. While we have no current agreements to do so, we may buy businesses, products or technologies in the future. In the event of any future purchases, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur debt;

     - assume liabilities;

     - incur amortization expenses related to goodwill and other intangible assets; or

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

     - incur large and immediate write-offs.

     IF WE MAKE ANY ACQUISITIONS OR INVESTMENTS, WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OR MANAGE THESE ACQUISITIONS OR INVESTMENTS

     Acquisitions or investments made by us could involve numerous risks, including:

     - problems combining the purchased operations, technologies or products;

     - unanticipated costs;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees, particularly those of the purchased organizations.

     We cannot assure you that we will be able to successfully integrate businesses, products, technologies or personnel that we might acquire in the future. Any failure to do so could disrupt our business and seriously harm our financial condition.

     WE MAY NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, WHICH MAY NOT BE AVAILABLE

     At March 31, 2000, we had approximately $30.6 million in cash, cash equivalents and marketable securities. We believe that these amounts, combined with proceeds from this offering and cash anticipated to be available from future operations, will enable us to meet our working capital requirements for the next 12 months. However, if cash from available sources is insufficient, or if cash is used to acquire complementary companies, products or technologies, or for other uses not presently planned, we may need additional capital. The development and marketing of new and enhanced products and the expansion of our sales channels and associated support personnel will require a significant commitment of resources. In addition, if the market for broadband access solutions develops at a slower pace than anticipated or if we fail to establish significant market share and achieve a meaningful level of revenue, we may continue to incur significant operating losses and utilize significant amounts of capital. As a result, we could be required to raise substantial additional capital. Additional capital may not be available to us at all, or if available, may be available only on unfavorable terms. Any inability to raise additional capital when we require it would materially adversely affect our business, results of operations and financial condition.

     If cash from other available sources is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the terms of this debt could impose restrictions on our operations and cause us to incur significant interest expense. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and sales and marketing efforts, which could harm our business, financial condition and operating results.

RISKS RELATED TO THE SECURITIES MARKETS AND THIS OFFERING

     OUR STOCK PRICE MAY BE VOLATILE

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock to fluctuate significantly from the price paid by investors in this offering:

     - the loss of a major customer;

     - the addition or departure of key personnel;
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

     - variations in our quarterly operating results;

     - announcements by us or our competitors of significant contracts, new products or product enhancements, acquisitions, distribution partnerships, joint ventures or capital commitments;

     - changes in financial estimates by securities analysts;

     - our sales of common stock or other securities in the future;

     - changes in market valuations of similar companies; and

     - fluctuations in stock market prices and volumes.

     STOCK MARKET VOLATILITY HAS INCREASED, MAKING YOUR INVESTMENT MORE RISKY

     The stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance.

     MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR PROFITABILITY OR MARKET VALUE

     Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value.

     THE SIGNIFICANT CONCENTRATION OF OWNERSHIP OF OUR COMMON STOCK WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE ACTIONS

     Immediately following this offering, our executive officers, directors and
their affiliates will together own approximately      % of our outstanding
common stock. As a result, those stockholders, if they act together, will be able to determine the outcome of the vote on any matter requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of ASC, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of ASC and might affect the market price of our common stock.

     SOME PROVISIONS OF OUR CHARTER AND BY-LAWS MAY DELAY OR PREVENT TRANSACTIONS THAT MANY STOCKHOLDERS MAY FAVOR

     Some provisions of our certificate of incorporation and by-laws, both as amended and restated upon the closing of this offering, may have the effect of delaying, discouraging, or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These provisions include:

     - authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;

     - a classified board of directors with staggered three-year terms;

     - inability of stockholders to call special meetings of stockholders or act by written consent; and

     - advance notice requirements for proposing matters that can be acted on by stockholders at stockholder meetings.

     Some provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us. See "Description of Securities -- Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects" for more detailed information on these provisions.

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

     FUTURE SALES OF OUR COMMON STOCK BY EXISTING STOCKHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

     Once a trading market develops for our common stock, many of our current stockholders will have an opportunity to sell their common stock for the first time upon the expiration of the lock-up period. Sales of a substantial number of shares of common stock in the public market, or the threat that substantial sales might occur, could cause the market price of the common stock to decrease significantly. These factors could also make it difficult for us to raise additional capital by selling stock. See "Shares Eligible for Future Sale" for further details regarding the number of shares eligible for sale in the public market after this offering.

     YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you
will incur immediate dilution of approximately $          in the book value per
share of our common stock from the price you pay for our common stock. This calculation assumes that you purchase our common stock for $ per share. See "Dilution."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Risk Factors" and elsewhere in this prospectus.

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

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the     shares of common
stock we are offering at an assumed initial public offering price of
$               will be approximately $               million, or $
million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions, and after deducting our estimated offering expenses.

     We expect to use the net proceeds of this offering primarily for working capital and other general corporate purposes, including expenditures for research and development and sales and marketing, as well as capital expenditures. No specific amount has been allocated to any particular purpose. In addition, we may use a portion of the net proceeds for the acquisition of businesses, products and technologies that are complementary to ours. However, we have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any acquisition. Pending these uses, we intend to invest the net proceeds of this offering in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid or declared cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and any other factors that the board may deem relevant.

                                 CAPITALIZATION

     The following table shows our capitalization as of March 31, 2000:

     - on an actual basis;

     - on a pro forma basis to reflect the conversion of all outstanding shares
       of preferred stock into      shares of common stock; and

     - on a pro forma as adjusted basis to reflect the sale of      shares of
       common stock in this offering and the application of the estimated net
       proceeds of $     million, after deducting underwriting discounts and
       commissions and our estimated offering expenses.

     The outstanding share information excludes (1) 3,680,145 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2000 with a weighted average exercise price of $1.46 per share, (2) 125,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2000 with a weighted average exercise price of $15.00 per share, and (3) 3,937,334 shares of common stock reserved for additional option grants under our stock option plans as of March 31, 2000. You should read this table together with our financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" appearing elsewhere in this prospectus.

                                                                     AS OF MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt, less current portion........................  $     71   $     71     $
Redeemable convertible preferred stock $.01 par value;
  8,904,000 shares authorized; 8,688,351 shares issued and
  outstanding, actual; 8,904,000 authorized, 0 shares issued and outstanding, pro forma; 8,904,000 shares authorized, 0
  shares issued and outstanding, pro forma as adjusted......    56,731         --           --
Stockholders' equity (deficit):
Common stock, $.0025 par value; 37,908,000 shares
  authorized; 11,620,250 shares issued and outstanding,
  actual; 37,908,000 authorized, 33,805,422 shares issued
  and outstanding, pro forma; 37,908,000 shares authorized,
            issued and outstanding, pro forma as adjusted...        30         85
Additional paid-in capital..................................       773     57,449
Accumulated deficit.........................................   (19,412)   (19,412)
Treasury stock..............................................      (200)      (200)
Deferred stock compensation.................................    (2,527)    (2,527)
Accumulated comprehensive loss..............................        (3)        (3)
                                                              --------   --------     --------
     Total stockholders' equity (deficit)...................   (21,339)  $ 35,392
                                                              --------   --------     --------
     Total capitalization...................................  $ 35,463
                                                              ========                ========

                                    DILUTION

     The pro forma net tangible book value of our common stock as of March 31,
2000, was approximately $          million, or $     per share of common stock.
Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial offering
price of $     per share and after deducting the estimated underwriting
discounts and commissions and our estimated offering expenses, our net tangible
book value as of March 31, 2000, would have been $          million or $     per
share. This represents an immediate increase in net tangible book value of
$     per share to existing stockholders and an immediate dilution in net
tangible book value of $     per share to purchasers of common stock in this
offering, as illustrated in the following table:

Assumed public offering price per share.....................             $
  Pro forma net tangible book value per share as of March
     31, 2000...............................................  $
  Increase in pro forma net tangible book value per share
     attributable to new investors from this offering.......
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                         --------
Dilution per share to new investors.........................             $
                                                                         ========

     The following table sets forth on a pro forma basis, as of March 31, 2000, the number of shares of common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid by existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

                                     SHARES PURCHASED     TOTAL CONSIDERATION    AVERAGE
                                    -------------------   -------------------   PRICE PER
                                     NUMBER    PERCENT     AMOUNT    PERCENT      SHARE
                                    --------   --------   --------   --------   ---------
Existing stockholders.............
New investors.....................
                                    --------   --------   --------   --------   --------
          Total...................
                                    ========   ========   ========   ========   ========

     The table above excludes (1) 3,680,145 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2000 with a weighted average exercise price of $1.46 per share, (2) 125,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2000 with a weighted average exercise price of $15.00 per share, and (3) 3,937,334 shares of common stock reserved for additional option grants under our stock option plans as of March 31, 2000. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. See "Management -- Stock Option Plans" and note 9 to our financial statements.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the period from September 10, 1997 (inception) through December 31, 1997 and for the years ended December 31, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999 are derived from audited financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 1999 and 2000 and the balance sheet data at March 31, 2000 are derived from unaudited financial statements included elsewhere in this prospectus. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results for these periods. Historical results are not necessarily indicative of results that may be expected for any future period. The balance sheet data at December 31, 1997 is derived from audited financial statements not included in this prospectus.

                                             PERIOD FROM
                                              INCEPTION
                                         (SEPTEMBER 10, 1997)       YEAR ENDED       THREE MONTHS ENDED
                                               THROUGH             DECEMBER 31,           MARCH 31,
                                             DECEMBER 31,       ------------------   -------------------
                                                 1997            1998       1999       1999       2000
                                         --------------------   -------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue................................         $   --          $    --   $  4,278   $   186    $ 4,994
Cost of revenue........................             --               --      2,839       161      3,777
                                                ------          -------   --------   -------    -------
Gross profit...........................             --               --      1,439        25      1,217
Operating expenses:
  Research and development, excluding
     stock compensation amortization
     amounts(1)........................            111            3,717      6,718     1,410      2,651
  Sales and marketing, excluding stock
     compensation amortization
     amounts(1)........................             73              799      3,209       561      1,453
  General and administrative, excluding
     stock compensation amortization
     amounts(1)........................            125              611      1,251       238        476
  Amortization of stock
     compensation(1)...................             --               --         42        --        109
                                                ------          -------   --------   -------    -------
          Total operating expenses.....            309            5,127     11,220     2,209      4,689
                                                ------          -------   --------   -------    -------
Loss from operations...................           (309)          (5,127)    (9,781)   (2,184)    (3,472)
                                                ------          -------   --------   -------    -------
Other income, net......................             16               16        452        75        604
                                                ------          -------   --------   -------    -------
Net loss...............................           (293)          (5,111)    (9,329)   (2,109)    (2,868)
Accretion of transaction costs and
  accrued dividends on redeemable
  convertible preferred stock..........             --             (367)    (2,589)     (226)    (1,213)
                                                ------          -------   --------   -------    -------
Net loss applicable to common
  shareholders.........................         $ (293)         $(5,478)  $(11,918)  $(2,335)   $(4,081)
                                                ======          =======   ========   =======    =======
Basic and diluted net loss per share...         $(0.05)         $ (0.48)  $  (1.01)  $ (0.20)   $ (0.35)
                                                ======          =======   ========   =======    =======
Shares used in computing net loss per
  share................................          5,742           11,389     11,789    11,960     11,564
                                                ======          =======   ========   =======    =======
Pro forma basic and diluted net loss
  per share(2).........................                                   $  (0.38)             $ (0.09)
                                                                          ========              =======
Shares used in computing pro forma
  basic and diluted net loss per
  share(2).............................                                     24,251               32,425
                                                                          ========              =======

---------------

(1) AMORTIZATION OF STOCK COMPENSATION AMOUNTS:
    Research and development..........         $   --          $    --   $      5   $    --   $    42
    Sales and marketing...............             --               --         35        --        59
    General and administrative........             --               --          2        --         8
                                               ------          -------   --------   -------   -------
                                               $   --          $    --   $     42   $    --   $   109
                                               ======          =======   ========   =======   =======

(2) Pro forma net loss per share for the year ended December 31, 1999 and the three months ended March 31, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of our outstanding preferred stock into shares of common stock effective upon the completion of this offering as if such conversion occurred on January 1, 1999, or at date of original issuance, if later.

                                                         AS OF DECEMBER 31,
                                             ------------------------------------------   AS OF MARCH 31,
                                                 1997           1998           1999            2000
                                             ------------   ------------   ------------   ---------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................     $  98         $ 1,449        $33,012         $ 12,082
Working capital............................        23           3,916         35,069           26,006
Total assets...............................       368           6,451         41,695           40,943
Long-term debt, less current portion.......       263             286             98               71
Redeemable convertible preferred stock.....        --          10,593         55,517           56,731
Total stockholders' deficit................      (122)         (5,478)       (17,475)         (21,339)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of next-generation broadband access platforms to telecommunications service providers. Our compact and software-configurable products enable our customers to transmit voice, data and multimedia traffic more rapidly and cost-effectively while preserving their investments in existing communications systems.

     From our inception in September 1997 through the fourth quarter of 1998, we were a development stage company and had no revenue and our operating activities related primarily to research and development, developing and testing prototype products, building our technical support infrastructure, staffing our marketing, sales and customer service organizations, and establishing relationships with suppliers, manufacturers and potential customers. We commenced shipments of our products in the first quarter of 1999. Since our inception, we have incurred significant losses, and as of March 31, 2000, we had an accumulated deficit of $19.4 million.

     We derive our revenue from sales of our line of stackable and chassis-based broadband access platform products. We generally recognize revenue from product sales upon shipment provided that a purchase order has been received or a contract has been executed, there are no significant uncertainties regarding customer acceptance, the fee is fixed and determinable and collectibility is deemed probable. If our arrangement with the customer includes obtaining customer acceptance, revenue is recognized when customer acceptance has been received.

     We market and sell our products primarily through a direct sales and marketing organization and, to a lesser extent through resellers and OEMs. We depend on a relatively small number of customers for a large percentage of our revenue in any particular quarter. For the year ended December 31, 1999, two customers accounted for 22% and 53% of our revenue. These same customers accounted for 13% and 16% of our revenue for the three months ended March 31, 2000. Two additional customers accounted for 41% and 19% of our revenue for the three months ended March 31, 2000. While the level of sales to any specific customer is anticipated to vary from period to period, we expect that we will continue to have significant customer concentration in the foreseeable future. In addition to the customer concentration we have experienced, we have a lengthy sales cycle for our products, which may extend for six months or more, and there is often a significant delay between the time we incur expenses and the time we realize the related revenue. Moreover, we have historically derived a significant portion of our revenue from sales that occur near the end of a fiscal quarter. As a result, delays in anticipated sales are more likely to result in a deferral of the associated revenue beyond the end of a particular quarter, which could have a significant impact on our operating results for that quarter.

     Despite increased revenues, we have not achieved profitability on a quarterly or an annual basis, and anticipate that we will continue to incur net losses. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to generate significant revenues to achieve and maintain profitability.

     Our cost of revenue includes all costs associated with the production of our products, including cost of materials, manufacturing and assembly costs paid to contract manufacturers, manufacturing start-up expenses and manufacturing personnel, including related overheads. Because we outsource our manufacturing and assembly requirements, a significant portion of our manufacturing expenses consist of payments to third-party contract manufacturers. Manufacturing engineering and documentation controls are performed at our facility in Vienna, Virginia. During the fourth quarter of 1999 and the first quarter of 2000 we engaged a new contract manufacturer, Benchmark Electronics, and modified our manufacturing arrangements to increase the scope of activities outsourced. Prior to that time, we retained responsibility for negotiating with various suppliers and purchasing product components, and the responsibility of our manufacturer was limited to assembling and testing the products. Under our present turnkey arrangements, we have outsourced a number of additional tasks for which we had previously been responsible, including:

     - determining the supply of components necessary to build the product;

     - negotiating with, and ordering components from, suppliers; and

     - purchasing and maintaining an inventory of product components.

     Our gross margin for the fourth quarter of 1999 and the first quarter of 2000 was negatively affected by:

     - increased manufacturing costs associated with (1) early production runs on the A-1240, which at such time was our most complex product, and (2) the changes in our manufacturing process described above; and

     - strategic price reductions implemented to penetrate a high volume, high growth target market, which we believe will continue to account for a major portion of our revenue for the next few quarters.

     We expect that increases in production volumes and an improvement in the design of the A-1240 will allow more efficient production of the product and will improve margins in comparison to the margins we experienced in the first quarter of 2000. We also expect our new manufacturing arrangements to contribute to improved margins in the near future as Benchmark becomes more familiar with our products and we begin to benefit from additional purchasing power as a result of increases in production volume. In addition, as our products gain acceptance in new target markets, we expect our margins to benefit from reduced costs due to volume and product design changes and from pricing changes.

     We believe that our gross margins will continue to be affected primarily by the following factors:

     - price declines as a result of competitive pressures, increased sales discounts, new product introductions by our competitors, or other factors without corresponding cost reductions;

     - the mix of sales channels through which our products and services are sold, as we generally realize higher gross margin on direct sales, in particular since our expansion into international markets means we will rely more on sales to resellers and OEMs;

     - the mix of product configurations sold, as the software options available to our customers generally have a higher gross margin than hardware components; and

     - the volume of manufacturing and the effect on manufacturing and component costs as we attempt to continue to manage the costs of necessary components and our arrangements with our contract manufacturers.

     Research and development expenses consist primarily of salaries and related personnel costs, prototype costs and other costs related to the design, development, testing and enhancement of our products. To date, we have expensed our research and development costs as they were incurred. Several components of our research and development effort require significant expenditures, the timing of which can cause quarterly variability in our expenses. We incur significant expenses in connection with the purchase of testing equipment for our products. We believe that research and development is critical to our strategic product development objectives and intend to enhance our technology to meet the changing requirements of our customers. As a result, in the future, we expect our research and development expenses to increase in absolute dollars, but decline as a percentage of revenue.

     Sales and marketing expenses consist primarily of salaries and related personnel costs, commissions, promotional, travel and other marketing expenses and recruiting expenses. We intend to increase our direct sales efforts, expand our operations internationally, hire additional sales and marketing personnel, initiate additional marketing programs and establish sales offices in new locations. As a result, in the future, we expect our sales and marketing expenses to increase in absolute dollars, but decline as a percentage of revenue.

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance, legal, facilities, human resources and information technology personnel, recruiting expenses and professional fees. We expect our general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

     Amortization of stock compensation represents the amortization of costs incurred in connection with option grants whose exercise prices are below the deemed fair value of our common stock at the date of grant. These costs are amortized over the vesting period which represents the period to which the employees' services related.

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 1999 AND 2000

     Revenue. Our revenue increased by approximately $4.8 million, from $186,000 for the three months ended March 31, 1999 to $5.0 million for the three months ended March 31, 2000. This increase was due principally to an increase in sales of our A-1000, A-2000 and A-1240 products to new customers.

     Cost of Revenue. Cost of revenue increased by approximately $3.6 million, from $161,000 for the three months ended March 31, 1999 to $3.8 million for the three months ended March 31, 2000. Our gross margin increased from 13% to 24%, primarily due to the significant increase in sales volume which exceeded the growth in manufacturing overhead costs. The margin growth resulting from the decrease in overhead costs as a percentage of revenue was partially offset by an increase in the level of discounts granted to customers to penetrate a new market segment and an increase in materials and assembly costs resulting from changes in our manufacturing arrangements.

     Research and Development Expenses. Our research and development expenses increased by approximately $1.2 million, or 88%, from $1.4 million for the three months ended March 31, 1999 to $2.7 million for the three months ended March 31, 2000, representing 64% and 57% of total operating expenses for the three months ended March 31, 1999 and 2000, respectively. The increase was due principally to an increase in the number of research and development personnel and related costs associated with the development of new products such as the A-3010, A-4000, A-5040 and the A-7010 and new features and functionality of the A-1000, A-1240 and the A-2000.

     Sales and Marketing Expenses. Our sales and marketing expenses increased by approximately $892,000, or 159%, from $561,000 for the three months ended March 31, 1999 to $1.5 million for the three months ended March 31, 2000, representing 25% and 31% of total operating expenses for the three months ended March 31, 1999 and 2000, respectively. The increase was due principally to the hiring of additional sales and marketing personnel, sales-based commissions and marketing program costs including web development costs, trade shows, advertising and product launch activities.

     General and Administrative Expenses. Our general and administrative expenses increased by $238,000, or 100%, from $238,000 for the three months ended March 31, 1999 to $476,000 for the three months ended March 31, 2000, representing 10% of total operating expenses for both periods. This increase was due to the hiring of additional general and administrative personnel and increased expenses necessary to support our growing operations.

     Other Income, Net. Other income, net of expenses increased by $529,000, or 705%, from $75,000 for the three months ended March 31, 1999 to $604,000 for the three months ended March 31, 2000. Other income, net consists of interest earned on our cash balances and marketable securities and interest expense associated with our bank debt. The increase in other income, net was primarily due to higher interest income as a result of increases in invested balances during 1999, partially offset by increased interest expense on bank debt.

     Net Operating Loss Carryforwards. As of March 31, 2000, we had approximately $17.4 million of federal and state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. See "-- Net Operating Loss Carryforwards" below.

     YEARS ENDED DECEMBER 31, 1998 AND 1999

     Revenue. We did not generate any revenue in 1998. In 1999 our revenue was $4.3 million from sales of our A-1000, A-2000 and A-1240 products.

     Cost of Revenue. We did not incur any cost of revenue in 1998. In 1999 our cost of revenue was $2.8 million, and our gross margin was 34%.

     Research and Development Expenses. Our research and development expenses increased by approximately $3.0 million, or 81%, from $3.7 million in 1998 to $6.7 million in 1999, representing 72% and 60% of total operating expenses for 1998 and 1999, respectively. The increase in research and development expenses was due principally to an increase in the number of research and development personnel and related costs associated with the development of the A-1000, A-1240, A-2000, A-3010 and A-4000 products as well as enhancements to the features and functionality of those products.

     Sales and Marketing Expenses. Our sales and marketing expenses increased by approximately $2.4 million, or 302%, from $799,000 in 1998 to $3.2 million in 1999, representing 16% and 29% of total operating expenses for 1998 and 1999, respectively. The increase in sales and marketing expenses reflects the hiring of additional sales and marketing personnel, sales based commissions and marketing program costs including web development costs, trade shows, advertising and product launch activities.

     General and Administrative Expenses. Our general and administrative expenses increased by approximately $640,000, or 105%, from $611,000 in 1998 to $1.3 million in 1999, representing 12% and 11% of total operating expenses for 1998 and 1999, respectively. The increase was due to the hiring of additional general and administrative personnel and expenses necessary to support our growing operations.

     Other Income, Net. Other income, net of expenses increased by approximately $436,000 from $16,000 in 1998 to $452,000 in 1999. Other income, net consists of interest earned on our cash balances and marketable securities and interest expense associated with our bank debt. The increase in other income, net was primarily due to higher interest income as a result of increases in invested balances during 1999, partially offset by increased interest expense on bank debt.

     Net Operating Loss Carryforwards. As of December 31, 1999, we had approximately $14.7 million of federal and state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. See "-- Net Operating Loss Carryforwards" below.

     INCEPTION THROUGH DECEMBER 31, 1997 AND YEAR ENDED DECEMBER 31, 1998

     From our inception in September 1997 through the end of 1998, we recognized no revenue and incurred no cost of revenue. Our operating expenses were $309,000 for the period from inception through December 31, 1997. Our operating activities during this period related primarily to research and development, developing and testing prototype products, building our technical support infrastructure, staffing our marketing, sales and customer service organizations, and establishing relationships with suppliers, manufacturers and potential customers. As a result, we believe that a discussion of our results of operations for the period from inception through December 31, 1997 compared to our results of operations for the year ended December 31, 1998 would not be meaningful.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for each of our last five quarters, selected data from our statement of operations and such data as a percentage of revenue. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments consisting only of normal recurring adjustments have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the results of any future period.

                                                               QUARTER ENDED
                                        -----------------------------------------------------------
                                        MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,    MAR. 31,
                                          1999         1999         1999         1999        2000
                                        ---------    ---------    ---------    --------    --------
                                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue...............................    $   186      $   216     $ 1,201     $ 2,675     $ 4,994
Cost of revenue.......................        161          176         727       1,775       3,777
                                        ---------    ---------     -------     -------     -------
  Gross profit........................         25           40         474         900       1,217
Operating expenses:
  Research and development, excluding
     stock compensation amortization
     amounts(1).......................      1,410        1,611       1,548       2,149       2,651
  Sales and marketing, excluding stock
     compensation amortization
     amounts(1).......................        561          731         698       1,219       1,453
  General and administrative,
     excluding stock compensation
     amortization amounts(1)..........        238          246         397         370         476
  Amortization of stock
     compensation(1)..................         --           --          --          42         109
                                        ---------    ---------     -------     -------     -------
          Total operating expenses....      2,209        2,588       2,643       3,780       4,689
                                        ---------    ---------     -------     -------     -------
Loss from operations..................     (2,184)      (2,548)     (2,169)     (2,880)     (3,472)
Other income, net.....................         75           17          19         341         604
                                        ---------    ---------     -------     -------     -------
Net loss..............................    $(2,109)     $(2,531)    $(2,150)    $(2,539)    $(2,868)
                                        =========    =========     =======     =======     =======
AS A PERCENTAGE OF REVENUE:
Revenue...............................      100.0%       100.0%      100.0%      100.0%      100.0%
Cost of revenue.......................       86.6         81.5        60.5        66.3        75.6
                                        ---------    ---------     -------     -------     -------
  Gross profit........................       13.4         18.5        39.5        33.7        24.4
Operating expenses:
  Research and development, excluding
     stock compensation amortization
     amounts(1).......................      758.1        745.8       128.9        80.3        53.1
  Sales and marketing, excluding stock
     compensation amortization
     amounts(1).......................      301.6        338.4        58.1        45.6        29.1
  General and administrative,
     excluding stock compensation
     amortization amounts(1)..........      128.0        113.9        33.1        13.8         9.5
  Amortization of stock
     compensation(1)..................         --           --          --         1.6         2.2
                                        ---------    ---------     -------     -------     -------
          Total operating expenses....    1,187.7      1,198.1       220.1       141.3        93.9
                                        ---------    ---------     -------     -------     -------
Loss from operations..................   (1,174.3)    (1,179.6)     (180.6)     (107.6)      (69.5)
Other income, net.....................       40.0          7.9         1.6        12.7        12.1
                                        ---------    ---------     -------     -------     -------
Net loss..............................   (1,134.3)%   (1,171.7)%    (179.0)%     (94.9)%     (57.4)%
                                        =========    =========     =======     =======     =======

---------------

(1) AMORTIZATION OF STOCK COMPENSATION
     AMOUNTS:
     Research and development.........  $      --    $      --     $    --     $     5     $    42
     Sales and marketing..............         --           --          --          35          59
     General and administrative.......         --           --          --           2           8
                                        ---------    ---------     -------     -------     -------
                                        $      --    $      --     $    --     $    42     $   109
                                        =========    =========     =======     =======     =======

     Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. In addition, we plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative capabilities to address the increased reporting and other administrative demands which will result from becoming a public company and the growth of our business. Our operating expenses are largely based on anticipated organizational growth and revenue trends and a high percentage of our expenses are, and will continue to be, fixed. As a result, any delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. You should not rely on our results or growth for one quarter as any indication of our future performance. In future quarters, if our operating results are below the expectations of public market analysts and investors, the price of our common stock will probably decrease. See "Risk Factors -- Risks Related To Our Business and Financial Performance -- Our Operating Results Are Difficult To Forecast And May Fluctuate Significantly From Quarter to Quarter, Which May Have A Negative Impact On The Market Price Of Our Common Stock."

NET OPERATING LOSS CARRYFORWARDS

     Our state and federal net operating loss carryforwards begin to expire in 2004 and 2012, respectively, to the extent that they are not used. We have not recognized any benefit from the future use of loss carryforwards for these periods, or for any other periods, since inception. Management's evaluation of the available evidence in assessing realizability of the tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize the tax benefits currently. The net operating loss carryforwards could be limited in future years if there is a significant change in our ownership.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations through private sales of securities and, to a lesser extent, bank borrowings and equipment lease financing. We have raised an aggregate of $52.6 million, net of offering expenses, through the sale of our capital stock.

     Net cash used in operating activities for the three months ended March 31, 2000 was $1.7 million. Net cash used in operating activities for the period from inception through December 31, 1997 and for the years ended December 31, 1998 and 1999 was $126,000, $4.2 million and $12.7 million, respectively. Net cash used in operating activities for each period consists primarily of the net loss for the period as well as increases in accounts receivable and inventory for the year ending December 31, 1999.

     Net cash used in investing activities for the three months ended March 31, 2000 was $19.3 million. Net cash provided by investing activities for the year ended December 31, 1999 was $2.2 million. Net cash used in investing activities was $275,000 for the period from inception through December 31, 1997 and $4.9 million for the year ended December 31, 1998. Net cash used in investing activities for all periods consisted primarily of purchases of marketable securities as well as purchases of property and equipment. Net cash provided by investing activities consisted of proceeds from the sale of marketable securities.

     Net cash provided by financing activities for the three months ended March 31, 2000 was $70,000. Net cash provided by financing activities for the period from inception through December 31, 1997 and for the years ended December 31, 1998 and 1999 was $499,000, $10.5 million and $42.0 million, respectively. For each period, the net cash provided by financing activities consists primarily of proceeds from the issuance of our capital stock.

     We have no material commitments other than obligations under our credit facilities and both operating and capital leases.

     As of March 31, 2000, our principal source of liquidity consisted of $30.6 million in cash, cash equivalents and marketable securities. Our management intends to invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities. The development and marketing of new and enhanced products and the expansion of our sales channels and associated support personnel will require a significant commitment of resources. Our future capital requirements will depend upon a number of factors, including the rate of growth of our sales, the timing and level of research and development activities and sales and marketing campaigns. As of March 31, 2000, we did not have any material commitments for capital expenditures. However, we expect to incur capital expenditures as we expand our operations in the near future. Although we do not have any current plans or commitments to do so, from time to time, we may also consider the acquisition of, or evaluate investments in, products and businesses complementary to our business. Any acquisition or investment may require additional capital.

     Although it is difficult for us to predict future liquidity requirements with certainty, we believe that the net proceeds from this offering, together with our current cash, cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We may require additional capital to fund our business if we seek to acquire complementary companies, products or technologies, or for other uses not presently planned. In addition, if the market for broadband access equipment develops at a slower pace than anticipated or if we fail to establish significant market share and achieve a meaningful level of revenue, we may continue to incur significant operating losses and utilize significant amounts of capital. As a result, we could be required to raise substantial additional capital. If cash from other available sources is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. Additional capital may not be available to us at all, or if available, may be available only on unfavorable terms. Any inability to raise additional capital when we require it would materially adversely affect our business, results of operations and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As of March 31, 2000, we had investments in marketable securities of $18.5 million. All of these securities consisted of highly liquid investments. Of the total, $12.7 million was for marketable securities with remaining maturities at the date of purchase of less than 365 days, the balance of the securities or $5.8 million had remaining maturities at the date of purchase of 365 days or greater. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10% from the March 31, 2000 rates would not cause a material change in the fair value of these short-term investments. We have the ability to hold these investments until maturity, and therefore we do not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce our interest income.

     As of March 31, 2000, we did not own any equity investments. Therefore, we did not have any material equity price risk.

     Substantially all of our revenue is currently realized in U.S. dollars. In addition, we do not maintain significant asset or cash account balances in currencies other than the United States dollar. Therefore, we do not believe that we currently have any significant direct foreign currency exchange rate risk. In the future, a portion of our international sales may be denominated in currencies other than U.S. dollars, which would then expose us to gains and losses based upon exchange rate fluctuations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires that entities capitalize costs related to internal-use software. We were required to implement SOP No. 98-1 for the year ended December 31, 1999. The adoption of SOP No. 98-1 did not have a material impact on our financial position, results of operations or cash flows.

     In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, SOP No. 98-5 requires that all start-up costs that were capitalized in the past must be written off. We were required to implement SOP 98-5 for the year ended December 31, 1999. The adoption of SOP No. 98-5 did not have a material impact on our financial position, results of operations or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we currently hold no derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flows. We will be required to implement SFAS No. 133 for the year ending December 31, 2001.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101. This summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." This interpretation is generally effective for applicable transactions beginning July 1, 2000. We do not expect this interpretation to have a material impact on our financial statements.

                                    BUSINESS

OVERVIEW

     Advanced Switching Communications, Inc. is a leading provider of next-generation broadband access platforms to telecommunications service providers. Our compact and software-configurable products enable our customers to transmit voice, data and multimedia traffic more rapidly and cost-effectively while preserving their investments in existing communications systems. Telecommunications services providers typically situate high-speed packet transmission equipment at the core of their networks, but rely on voice-oriented technology for their access networks. Our products are deployed at central offices, points of presence or multi-tenant office buildings that comprise the entry points to a service provider's access network. By extending the benefits of packet technology beyond the network core, our products reduce transmission and operating costs, increase the efficiency of core network switches and routers, provide access to optical networks and allow our customers to develop next-generation networks for broadband services. We market our products to telecommunications service providers worldwide, focusing on established as well as emerging next-generation carriers, multi-tenant unit (MTU) service providers and digital subscriber line service providers. Our customers include AccessLan, Broadband Office, Broadview Networks, Dishnet DSL, Intermedia Communications Inc., mPower Communications, 2nd Century Communications, Urban Media and UUNet.

INDUSTRY BACKGROUND

     INTERNET AND DEREGULATION DRIVING DATA TRAFFIC AND CLEC GROWTH

     In recent years, increased use of the Internet and growth of corporate networks have led to a significant increase in network data traffic. The proliferation of and growth in broadband applications, such as electronic commerce, business usage of web-based communications, remote access for teleworkers, application hosting and other services have generated enormous growth in data traffic on the existing telecommunications infrastructure. This explosion of data traffic, which has already surpassed voice traffic, is placing significant strains on the existing network infrastructure. The growing need for communications services, combined with worldwide telecommunications deregulation, has resulted in the emergence of new competitive service providers who are building technologically advanced communications networks capable of providing both voice and data services. These emerging competitive service providers are rapidly expanding their network footprints by deploying packet-oriented networks. For example, the Association for Local Telecommunications Services estimates in its year 2000 annual report that more than 300 new domestic competitive local exchange carriers, or CLECs, have emerged since the passage of the Telecommunications Act of 1996 and are investing, on average, over $1 billion per month in the aggregate on their networks. In general, competitive service providers seek to capture opportunities in markets that larger incumbent service providers have generally ignored, including small to medium sized-businesses and lower population density markets. In response to deregulation and increased competition, incumbent service providers worldwide are seeking to upgrade their existing networks to enable them to provide broadband services that are comparable to the offerings of competitive service providers. As a result, both incumbent and competitive service providers are aggressively pursuing equipment solutions that allow them to offer broadband services while leveraging their investment in existing network infrastructure.

     LIMITATIONS OF EXISTING LOCAL ACCESS NETWORKS

     While service providers' core networks have been built with fiber optic lines that operate with fast and efficient packet technologies, local access networks connecting subscribers and central offices, commonly known as the "last mile," generally still use the copper infrastructure originally built to transmit analog voice signals. As a result of technological constraints and legacy equipment, existing access network architectures consist of separate voice and data overlay networks that operate with different transmission protocols and are unable to efficiently satisfy the demand for enhanced services. While the bandwidth capabilities of local area networks (at customer premises) and fiber-based service provider core networks have dramatically increased, the access networks that link the two have not kept pace. Existing access equipment alternatives do not adequately meet the needs of service providers:

     - Traditional voice-based access equipment does not support broadband services.

     - Existing packet-based solutions that do support broadband services are generally large, inflexible and costly adaptations of core network products that are difficult to install, operate and upgrade.

We believe the market for access equipment that satisfies these needs is comprised of multiple equipment segments including traditional access, edge switching, and digital access and cross connect systems. According to RHK, a market research and consulting firm, the market for access equipment is forecast to grow from $2.7 billion in 1999 to $19.3 billion in 2003, a compound annual growth rate of approximately 64%.

     ACCESS EQUIPMENT REQUIREMENTS FOR BROADBAND SERVICE PROVIDERS

     Deregulation and increased competition are forcing service providers to invest in new equipment that accelerates the delivery of new broadband services to customers. Service providers must reduce time-to-market, offer significant cost advantages and provide differentiated and expanded service offerings in order to win customers and gain market share. As a result, today's service providers require multi-service access equipment with the following characteristics:

     - Scalability. With demand for broadband services growing rapidly across all market segments, service providers need equipment suitable for all of their markets. In order for service providers to grow their customer base and increase the breadth and number of available service offerings, this equipment must scale in a linear fashion regardless of customer density.

     - Multi-Service Protocol Support. Service providers require a solution that adapts multiple access protocols, including frame relay, asynchronous transfer mode (ATM), Internet protocol (IP), and time division multiplexing (TDM), to a single network protocol, which for integrated services is typically ATM. Global multi-billion dollar service markets have been built around each of these protocols. A unified solution can dramatically streamline provisioning, create structural cost advantages and simplify network architectures.

     - Cost Effectiveness. Service providers seek equipment with low initial cost that will allow them to build their networks rapidly and target customers and markets that may otherwise go unserved. In addition, widely deployed equipment must allow service providers to maintain low operating costs by minimizing the time and expense involved in provisioning and upgrading services.

     - Space and Other Physical Requirements. Since space in central offices, points of presence and MTUs is limited, expensive and may have limited power and cooling capabilities, equipment deployed at these sites must be compact and must have minimal power and cooling requirements. However, it also must comply with the rigorous industry standards established for central office equipment.

     - Interoperability with Existing Systems. Service providers require equipment that operates in conjunction with the exacting standards of today's carrier network systems and preserves the value of their existing networks. In addition, they seek a unified architecture that is not easily disrupted and that will maximize the performance of core switches and routers.

     - Rapid Provisioning and Response Times. Competitors in today's telecommunications market are racing to expand network footprint and market share. Service providers require a solution that enables them to rapidly offer reliable integrated services on a wide scale. Once deployed, their equipment must support quick provisioning times in response to end-user requests. Moreover, service providers need equipment that can be remotely configured so that they can avoid sending a technician to physically modify the equipment to add a new protocol or service or change a customer's network configuration.

THE ASC SOLUTION

     We are a leading provider of next-generation broadband access platforms for voice, data and multimedia traffic to telecommunications service providers. Our product line is focused exclusively on providing solutions at the local access network level and enabling our customers to extend the high-speed benefits of packet technology from their typically optical core networks into local access applications. We have designed our product line to meet the protocol flexibility, price-point, scalability and interoperability requirements of broadband service providers worldwide. Our innovative products are easily integrated into the access network architecture and offer the following benefits and features:

     - Enhanced Revenue Opportunities. Our products are rapidly deployable, highly scalable, compact and support multiple services and protocols. As a result, our customers can efficiently provision new services and quickly penetrate new markets to capitalize on new revenue opportunities. The relatively low initial investment required to deploy our equipment enables service providers to increase revenue growth by rapidly building and expanding their network footprint. Our scalable product architecture and our multi-service capabilities help service providers generate additional revenue by expanding the types of services and variety of service packages they can offer and allowing them to provision services more rapidly.

     - Highly Scalable Product Architecture. By designing a product line that scales from a single, stackable platform to a high density, multi-slot chassis system, with a common software and hardware foundation, we allow our customers to economically scale their access platform equipment as their network requirements evolve. Our scalable product architecture allows service providers to target small and medium sized markets that are prohibitively expensive to service using other, less scalable technologies.

     - Multi-Service Protocol Capabilities. Our multi-service capabilities help service providers generate additional revenue by expanding the types of services they can offer and allowing them to provision services more rapidly. Our products' ports are individually software configurable for multiple protocol support, including frame relay, multilink frame relay
       (MFR), ATM, inverse multiplexing over ATM (IMA) and TDM (for voice). By converting these protocols into a single network protocol, typically ATM, we can significantly simplify a service provider's core network. In addition, new protocols can be added through software instead of hardware. Our software-configurable ports eliminate the need for service providers to predetermine the number of ports dedicated to each specific protocol or service. Service providers that use our products can remotely configure ports for specific protocols when an end user requests service to speed service provisioning. In addition, a service provider can change a customer's service using software, with minimal service disruption and without dispatching personnel to physically change a customer's connection.

     - Reduced Operating Costs. Our products aggregate multiple local access lines with transmission speeds as low as 64 kilobits per second into fewer higher-speed optical or electrical connections to the core network. As a result, our products reduce the costs of building and operating the core network by dedicating core equipment and ports to high-speed, single protocol connections rather than lower speed, multi-protocol connections. Additionally, converging access services into a single network protocol eliminates the complexity and expense of deploying multiple overlay core networks for each protocol or service offered.

     - Interoperability with Existing Systems. Our carrier-class products are Network Equipment Building System (NEBS) level 3 compliant, which is the most stringent network facility standard set forth by Bellcore for central office equipment. Since our products operate with all leading core network components, service providers can preserve and leverage the value of their existing investments. Our products utilize industry standard protocols and have built-in software flexibility to add new protocols as they are adopted and standardized in the marketplace.

     - Space and Physical Design Advantages. The compact design and high port density of our equipment means that it occupies minimal space at central offices, multi-tenant office buildings, or other points of presence. In addition, the lower power requirements and the low heat output of our products allow service providers to deploy services to locations previously excluded from the network because of the physical limitations of the space. Finally, because our products are NEBS compliant, they can be deployed in virtually any central office in a service provider's network.

STRATEGY

     Our objective is to be the leading provider of broadband services access platforms that enable service providers worldwide to provide integrated voice, data and multimedia broadband services. To achieve our objective, we enable service providers to continue building next-generation, high-speed networks that extend packet technology outward from the network core to the access network and thereby eliminate the need for costly single-protocol overlay networks. Key elements of our strategy include:

     Broaden Customer Base Domestically and Internationally. We have won strategic customer accounts in three market segments: next-generation carriers, MTU service providers and digital subscriber line service providers. We plan to leverage this success to generate increased sales by focusing global sales efforts on these key segments, publicizing early wins and developing marketing materials and campaigns targeted at these segments. For example, many next-generation carriers are positioning themselves to offer integrated voice-data-multimedia services over a single network infrastructure, while some are expanding and extending ATM or frame relay networks to satisfy customers' bandwidth and networking demands. We intend to capitalize on these developments and broaden our focus and target groups within incumbent local exchange carriers (ILECs), interexchange carriers, post telephone and telegraph organizations abroad and other types of service providers building these packet-oriented next-generation networks. Our current customers include next-generation carriers such as 2nd Century Communications, Intermedia and UUNet, MTU service providers such as Broadband Office and Urban Media and DSL Service Providers such as Broadview Networks, Dishnet DSL, mPower Communications and Network Plus via an OEM arrangement with AccessLan.

     Leverage Technology Leadership from Access into Core. We believe we have established a technology leadership position in the market for broadband access platforms. Our broadband access platforms are designed for deployment in hundreds or thousands of points of presence, central offices or MTUs within a service provider's network. Once our products are installed in a service provider's network, we can simplify its network architecture and operations. To address evolving network needs, we will continue to extend the capabilities of our products by leveraging our unique software-upgradeable architecture to include increasingly higher density cards, new protocols and higher speed optical connections, as well as enhanced switching capabilities. Moreover, as we add new features and products, our solutions will gradually assume more functionality previously relegated to core platforms, extending our platforms into the core of service provider networks.

     Provide Customers with a Smooth Migration Path to Next-Generation Network Architectures. Our product line is designed to support the predominant interfaces and protocols currently in the market with a software-based architecture that supports new protocols and services without major hardware changes. Today, the predominant network protocol used to provide integrated multi-protocol services is ATM. We plan to leverage our flexible architecture to allow our customers to rapidly capture market share using ATM as a network protocol and cost-effectively evolve their networks to support the IP and optical-based services of the future.

     Expand Our Global Sales Efforts and Our Customer Service and Support Capabilities. We primarily sell our products through our direct sales force. We plan to expand our direct sales force domestically and internationally, including expansion in Europe, Asia and Latin America which represented an aggregate of 10% of our revenue in 1999. To support our direct sales efforts, we will continue to develop relationships with multiple distribution partners, systems integrators, resellers and OEMs to help build acceptance of our products. We plan to complement our product line by expanding our professional service and support organization designed to ensure effective product implementations and high levels of customer satisfaction.

     Continue to Outsource Product Manufacturing. Our manufacturing strategy is based on the use of one or more contract manufacturers for the assembling, testing, packaging, warehousing and shipping of our products. By continuing to outsource the manufacturing of our products, we can continue to focus our resources on product design and development, and executing sales and marketing initiatives. In addition, outsourcing allows us to achieve economies of scale in operating and purchasing while reducing the significant capital investments required for manufacturing equipment and inventory management. Currently, we use one primary contract manufacturer, Benchmark Electronics.

PRODUCTS

     Our product family of broadband access platforms includes the A-1000, A-2000, A-1240, A-3010 and A-4000. Our unique, scaleable architecture with MultiStream(TM) technology provides cost effective access solutions at a variety of port densities, large or small. Each of our compact, stackable platforms, the A-1000, the A-2000, the A-1240, and the A-3010 operates as a complete stand-alone system or as a card in the A-4000, which contains 18 chassis slots to house individual cards. The following table summarizes our product line. All of the products set forth below are currently commercially available, except the following, which are expected to be available in 2001:

     - the A-4500 switch, which is designed to add functionality to the A-4000 and work in concert with multiple A-4000s to allow high capacity switch support;

     - the A-5040 card, a four port OC-3c card; and

     - the A-7010 card, a one port OC-12c card.

                              SINGLE-SLOT CHASSIS


  PRODUCT
  NAME      PROTOCOLS SUPPORTED                   AVAILABLE PORTS          APPLICATIONS
  A-1000    ATM                                   - 12 T1/E1               Low customer density points of
            Frame Relay                           - 1 T3/E3                presence.
            Inverse Multiplexing over ATM (IMA)
            Multilink frame relay (MFR)
            ATM-frame relay interworking
  A-2000    ATM                                   - 4 T3/E3                Low customer density points of
            Frame Relay                           - 1 OC-3c                presence or as aggregation platform
            ATM-frame relay interworking                                   behind multiple A-1000s, A-1240s,
                                                                           and A-3010s or other equipment with
                                                                           T3/E3 network connections.
  A-1240    ATM                                   - 24 T1/E1               Low to medium customer density
            Frame Relay                           - 1 T3/E3                points of presence.
            IMA                                   - 1 10/100 BaseT         In-building points of presence
            MFR                                     Ethernet
            ATM-frame relay interworking
            TDM (via ATM Circuit Emulation)
            VLAN (over Ethernet)
  A-3010    ATM                                   - 28 T1/E1 (over         Low to medium customer density
            Frame Relay                             channelized T3/E3)     points of presence.
            IMA                                   - 1 T3/E3 (unchann.)
            MFR                                   - 1 10/100 BaseT
            ATM-frame relay interworking            Ethernet
            TDM (via ATM Circuit Emulation)
            VLAN (over Ethernet)

                               MULTI-SLOT CHASSIS


  PRODUCT
  NAME      PROTOCOLS SUPPORTED                   AVAILABLE PORTS          APPLICATIONS
  A-4000    ATM                                   - up to 392 T1/E1        Aggregation at high customer density
            Frame Relay                           - 56 T3/E3               points of presence and at sites used
            IMA                                   - 4 OC-3c/ STM-1 or 16   to aggregate traffic from multiple
            MFR                                     T3/E3 (scales to 16    smaller points of presence or
            ATM-frame relay interworking            OC-3c/ STM-1 with      buildings.
            TDM (via ATM Circuit Emulation)         A-5040 or 4 OC-12c/
                                                    STM-4 with A-7010 in
                                                    2001)
  A-4500    IP/MPLS                               - 64 OC-3c or 16 OC-12c  Switching at high customer density
            ATM                                     alone initially        points of presence and at network
            Frame Relay                           - 6,000+ T1/E1, 850+     hub sites.
            IMA                                     T3/E3 in concert with
            MFR                                     multiple A-4000s
            ATM-frame relay interworking
            TDM (via ATM Circuit Emulation)
            Scales from speeds of DS-0 or 64
            Kbps to OC-48 and OC-192 or 9.95
            Gbps.

TECHNOLOGY AND PRODUCT ARCHITECTURE

     Our product architecture is designed to give service providers a platform to offer broadband services today while providing a smooth migration path to next-generation service provider networks with additional functionality and protocols.

     SYSTEM-ON-A-CARD DESIGN

     The fundamental building block of our broadband access systems is our system-on-a-card design. We have engineered compact entry-level systems that contain all of the components necessary for a service provider to deliver broadband services. Customers do not need to invest in costly common equipment for a traditional chassis-based system before installing the cards that connect to end-users. As end-user densities grow, our customers can stack our individual systems and eventually move to our chassis products with considerably lower upfront costs than with traditional equipment. In addition, the cards used in our standalone systems may be removed and inserted into our A-4000 chassis, allowing our customers to preserve their initial investments.

     PROTOCOL INDEPENDENT PORTS

     Traditional system architectures couple the support of a specific service or protocol with a separate hardware component. Many products were designed to support a single type of service (e.g. a frame relay switch, an ATM switch, an IP router), while certain current generation switches have incorporated multiple services in a single system through separate cards that support different services when installed side-by-side in the same chassis. We have created a new paradigm by de-coupling this service-hardware mapping through our universal ports, which can be remotely configured for different services or protocols through software. Protocol independent ports can greatly simplify network planning and significantly reduce capital expenditures, as service providers no longer need to install ports by service type based on usage forecasts.

     MULTI-SERVICE SWITCH FABRIC

     We have designed a custom switch fabric explicitly for the needs of access networks. Our fabric employs a proprietary network processor. Our network processor is unique in that it natively supports both cell-based (fixed length) and frame-based (variable length) packet-oriented protocols without requiring conversion between the protocols. Since cell or fixed length packet based protocols are able to prioritize traffic and ensure that time sensitive voice traffic is not delayed, the predominant approach to providing integrated voice-data services in today's access networks centers around cell-based protocols, such as ATM. Because of the pervasiveness of the Internet and the growth in related traffic an eventual migration to an IP or variable length packet based protocol is possible. Our products' switch fabric anticipates a migration to a native IP approach. With native support of both cell- and frame-based packet-oriented protocols, our access-oriented switch fabric adapts to the needs of today's access networks, while providing flexibility to evolve without major hardware modifications.

     COMMON SOFTWARE ARCHITECTURE

     Our software architecture is scalable and identical both for the stackable and multi-slot chassis systems. One of our key-enabling features is Virtual Switch Layer software, or VSL, which is a high-performance and efficient software system that scales from a stackable to a multi-slot chassis. This system supports distributed call control processing, bandwidth resource allocation and network administration and management while providing a common view of management information regardless of the size of the system. Another key feature we have built into this design is Distributed Control Management, or DCM, software, which determines where specific functions occur either locally or remotely across a system. Both VSL and DCM preserve a consistent "look and feel" to the user. This facilitates network management and service provisioning and allows customers to preserve their investment in network management systems and existing ASC hardware as they scale their application into higher densities and new services.

     MULTISTREAM TECHNOLOGY

     The legacy infrastructure in most local access networks is based on bandwidth building blocks that come in two sizes: T1/E1 or T3/E3. There is a large difference in bandwidth and cost between the T1/E1, which represents 1.5/2.0 Mbps, and the T3/E3, which represents 45/34 Mbps. Moreover, service providers typically have longer provisioning times for T3/E3 circuits, and these circuits may not be readily available in many smaller markets. Our MultiStream technology bridges the bandwidth and cost gaps between T1/E1 and T3/ E3. This technology bundles multiple physical T1/E1s onto one logical connection or a single large "pipe." The total bandwidth capacity of a bundle equals the sum of the combined links. However, if one of the T1/E1 connections should fail, the software protocol adjusts the bandwidth downward and continues using the remaining active T1/E1 lines, providing a built-in source of network redundancy.

     MultiStream employs bundling technology for both ATM traffic, which is called inverse multiplexing over ATM (IMA), and frame relay traffic, which is called multi-link frame relay (MFR). Because all of our product ports are configured with software, we believe we are the only equipment provider who can support both IMA bundles and MFR bundles on the same hardware component and on the same port. In addition, the software configurability of our broadband access platforms allows the service provider to add T1/E1 connections without interrupting service.

     Service providers can apply our MultiStream technology in two ways:

     - End-user applications and services. Service providers can bundle connections between the central office or point of presence and the end-user customer to offer a menu of bandwidth options between a T1/E1 and a T3/E3.

     - Internal service provider network connections. MultiStream technology can also be applied to connections from the central office to the network or between points of presence, allowing the service provider to (1) save money and avoid wasted capacity with a bundled connection instead of a T3/E3 and (2) speed time to market by utilizing more readily available T1/E1 connections when a T3 connection is unavailable or will not be provisioned for several months.

CUSTOMERS

     We market to telecommunications and data communications service providers worldwide, and focus on the following key service provider market segments:

     NEXT-GENERATION CARRIERS

     Next-generation carriers may come from several different classifications of service providers including CLECs, Internet service providers (ISPs) and other more traditional service providers, but are unified by their fundamental reliance on packet network architectures to provide next-generation broadband services. Next-generation carriers are moving away from voice-oriented architectures and extending packet platforms into the far reaches of their networks. Many are driving to offer integrated voice-data-multimedia services over a single network infrastructure, while some are expanding and extending ATM or frame relay networks to satisfy customers' bandwidth and networking demands. Our broadband access platforms can be used by next-generation carriers to extend their networks to new locations, offer additional and differentiated services and migrate to a next-generation architecture. Representative next-generation carrier customers include 2nd Century Communications, Intermedia Communications Inc. and UUNet.

     MULTI-TENANT UNIT SERVICE PROVIDERS

     MTU service providers represent a relatively new class of service provider that locates a point of presence or "mini-central office" in the basement or wiring closet of a shared office building. By creating this service aggregation point within a building, the MTU service provider is able to bypass the ILEC network, thereby eliminating the need to co-locate equipment at the ILEC's central office. As a result, the MTU service provider can deliver differentiated services to building tenants with significant cost advantages compared to the ILEC and improve customer responsiveness. While it may take several weeks for an end user to obtain service from an ILEC's central office, once an MTU service provider has a point-of-presence in a building, an end-user in that building can generally receive service in a matter of days. Many MTU service providers intend to use the in-building approach as leverage to launch nationwide service delivery networks and as a platform for delivering application level services to end-users. Our products can be used by MTU service providers for in-building service delivery as well as at metropolitan hubs and aggregation sites. We market to the class of MTU service providers that sell to the business market. Representative customers include BroadBand Office and Urban Media.

     DIGITAL SUBSCRIBER LINE SERVICE PROVIDERS

     There has been significant investment over the past several years by service providers offering digital subscriber line services. These service providers co-locate digital subscriber line access multiplexers (DSLAMs) at ILEC central offices and connect residential or corporate customer access lines to these devices. We market to digital subscriber line service providers that are facilities based, meaning that they purchase and install their own DSLAMs and network infrastructure, instead of reselling services from another service provider. Our products can be paired with DSLAMs in co-location points or consolidate traffic from multiple co-location sites in metropolitan aggregation sites. Representative customers include Broadview Networks, Dishnet DSL, mPower Communications and Network Plus (through an OEM arrangement with AccessLan).

     The following examples illustrate how organizations in our target markets are using our products to deploy their broadband service offerings:

     CLEC TARGETS NEW REVENUE OPPORTUNITIES THROUGH MULTISTREAM TECHNOLOGY

     One of the country's largest CLECs wanted to offer customers a menu of frame relay and ATM services between 1.5 Mbps (T1) and 45 Mbps (T3) to increase market share and revenue. Traditionally, when end-user customers reach capacity on a T1 connection, their options are limited: they can either purchase a T3 line, which would be expensive and severely underutilized; purchase separate T1 lines for different applications; or purchase costly proprietary equipment. This CLEC chose our products as a way to bridge the T1-T3 gap and be first to market in providing incremental frame relay and ATM bandwidth options between 1.5 Mbps and 45 Mbps. Currently, the CLEC is in the process of deploying our stand-alone products such as the A-1240 in lower density sites and plans to deploy the A-4000 in higher density sites.

     NEXT-GENERATION CLEC OFFERS INTEGRATED SERVICES AT SIGNIFICANT COST ADVANTAGE OVER INCUMBENT

     A next-generation CLEC wanted to build a local access network that did not rely on existing infrastructure or equipment. It estimated that the cost of building a converged packet-based network would be approximately 60 percent less than a voice-oriented network. Traditionally, network service providers have offered voice and data services over a voice-oriented or TDM infrastructure. With TDM, voice and data services are delivered to the customer through separate overlay networks. As a result, bandwidth and equipment ports throughout the network must remain dedicated to specific customer applications even when those applications are inactive. Our customer sought to eliminate the need for separate overlay networks in order to obtain the cost advantages and offer the enhanced services it needed to compete with incumbents.

     Our customer chose our products to play an integral role in its next-generation infrastructure and deployed our stand-alone broadband access platforms in its central office co-location sites to aggregate traffic from multiple customers and create a single network connection into the core network. Our products permit our customer's network bandwidth and ports on core switches to be shared among different applications and customers. In addition, the compact size of our broadband access platforms significantly reduces its co-location rental expense. With a packet-oriented network in place, our customer can offer integrated voice and data services over existing connections without having to purchase traditional TDM and voice switching equipment. As a result, our customer can compete aggressively against incumbents and offer unique services.

     MULTI-TENANT UNIT SERVICE PROVIDER ATTACKS SMALL-MEDIUM BUSINESS MARKET WITH NEW APPROACH

     An MTU service provider needed to rapidly deploy services to large numbers of shared office buildings nationwide. In order to capture customers, our customer had to differentiate its service offerings from those of incumbent providers. Our customer faced two main connectivity problems: how to distribute services within a building and how to connect that building to its nationwide network. The uneven mix of facilities available to connect buildings to the network exacerbated these problems.

     Our customer selected the A-1240 broadband access platform to establish a point of presence in large numbers of office buildings, deliver high-speed Internet access and other services within the buildings, integrate end-user voice traffic and connect all traffic to its network. It chose our broadband access platform because it allows the service provider to offer end-users a range of Internet bandwidth options up to 100 Mbps and to reconfigure an end-user's access speed remotely through software. Additionally, end users' existing voice equipment, such as a PBX, can connect directly to the A-1240, providing a mechanism for the MTU service provider to integrate voice traffic with little disruption to the customer's existing equipment. Our A-1240's flexibility enables our customer to use multiple methods when connecting buildings to its network, and our MultiStream technology allows it to deploy services rapidly by bundling T1 connections when a T3 connection is not available. Our customer also installed our equipment at its metropolitan hub sites to aggregate traffic from multiple buildings for a faster, more efficient access network architecture.

SALES AND MARKETING

     We sell our broadband access platforms primarily through a direct sales force both domestically and internationally. We also drive awareness and customer acceptance of our products through strategic relationships with OEMs, distributors and resellers. Because of our focus on the access network, we have established co-marketing relationships with a wide range of equipment providers operating either inside service provider networks or on the customer premises. We seek to partner widely to deliver a complete, end-to-end solution to service providers. To that end, we have a variety of co-marketing arrangements designed to extend our reach into our service provider segments. As of May 31, 2000, our sales and marketing organization consisted of 31 persons in 9 locations.

     SALES

     Direct Sales. Our direct sale force is regionally dispersed throughout the United States, in Canada and the United Kingdom. Our sales force is comprised of regional sales directors, managers and system engineers who manage customer relationships and sell our products into different levels of the service provider organization.

     Distribution Channel Sales. We have developed relationships with distribution partners and resellers to extend our market reach to additional service providers, including regional service providers and independent telephone companies. These relationships also provide an additional product fulfillment channel. We currently have relationships with Solunet, Technica Corporation, Walker Associates and Westcon.

     Original Equipment Manufacturer Sales. We employ a limited number of OEM relationships to expand our market reach, especially in segments or application areas where we are part of a complete solution. These OEM relationships include AccessLan and Alidian.

     International Sales. We are currently building our international sales organization, primarily in Europe, Asia and Latin America. In addition, we seek to develop strategic relationships with key system integrators and resellers to build acceptance for our products. We anticipate that we will rely on these types of relationships to a greater degree internationally than domestically.

     MARKETING

     We have a variety of marketing programs and initiatives to support the sale and distribution of our products. We target these activities to prospective and existing customers, distribution partners and resellers, and the trade press and analysts. Marketing activities include preparation of sales tools, business cases, competitive analyses and other marketing collateral, sales training, publication of customer deployments, new product information and educational articles in industry journals, maintenance of our World Wide Web site as well as an Intranet site, participation in technical conferences, advertising in industry journals and other venues, and direct marketing to prospective customers. We also participate in leading industry tradeshows domestically and internationally.

CUSTOMER SERVICE

     Providing a high level of continuing service and support is critical to our objective of developing long-term customer relationships. Our expanding customer service and support efforts are divided into three distinct functions that ensure effective implementation of our products. First, product quality assurance seeks to ensure that the highest quality product is delivered to the field. Second, project management provides the technical leadership, support and training to help the customer bring the product to revenue-generating capability as quickly as possible. Finally, network support provides our customers with ongoing support once the equipment has been installed. Our customer service and support organization is comprised of headquarters-based software, project and application engineers and field-based network engineers. Services are delivered through web-based support, by phone or in person.

RESEARCH AND DEVELOPMENT

     We have assembled a team of highly experienced networking professionals recruited from industry-leading communications companies. Our product development staff has successfully implemented carrier-class hardware and software products and has expertise in the areas of voice, frame relay, ATM, IP, switching/routing, network management, and provisioning for carrier-class networks. The team consists of hardware and software engineers, many with advanced degrees and proven product successes for wide area switching and routing systems. As of May 31, 2000, we employed 53 people in our research and development staff, with plans to continue expanding all functional areas of our research and development organization. Research and development expenses totaled $3.7 million in 1998, $6.7 million in 1999 and $2.7 million in the first three months of 2000.

MANUFACTURING

     Our manufacturing operations consist of prototype development, materials planning and procurement, final assembly, testing, systems integration, order fulfillment and quality control. We have a strategic supply chain partnership with Benchmark Electronics, with whom we have subcontracted our manufacturing activity. This subcontracting activity extends from prototypes to full production and includes activities such as material procurement, final assembly, test, control and shipment to our customers. We design, specify and monitor all of the tests that are required to meet internal and external quality standards. We maintain relationships with strategic technology suppliers in tandem with Benchmark and utilize distribution channels to help manage supply.

COMPETITION

     Our product line is focused on providing the next-generation access solution for the access network. Many vendors have product lines that compete in the broadband access equipment market. We believe that the principal competitive factors for next-generation access equipment are:

     - Scalability to high and low customer density locations with a cost-effective solution;

     - Multi-service capability with service interworking;

     - Inherent support of voice, data, and multimedia traffic;

     - Ability to support new protocols and services with software upgrades;

     - Product innovation and speed to market;

     - Ability to react quickly to customer demands and requirements; and

     - Price.

     Many of our current and potential competitors, including Alcatel, Cisco Systems, Lucent Technologies, Marconi (Fore) and Nortel Networks, are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, competitors with large market capitalizations or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our product lines.

     Many of our competitors have significantly more established customer support and professional services organizations than we do. In addition, many of our competitors have more extensive customer bases and broader customer relationships than we do, including relationships with many of our current and potential customers. Moreover, these competitors often have broader product offerings than we do. These companies can leverage their customer relationships and broader product offerings and adopt aggressive pricing policies to gain market share. As a result, we may not be able to maintain a competitive position against current or future competitors. Our failure to maintain and enhance our competitive position within the market could seriously harm our business, results of operations and financial condition.

INTELLECTUAL PROPERTY

     We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect our proprietary rights. We have filed one U.S. patent application and a corresponding application under the Patent Cooperation Treaty relating to the management of tunneling protocols. There can be no assurance that these patent applications will be approved, that any issued patents will protect our intellectual property or that third parties will not challenge them. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued. We also have four pending trademark applications in the U.S. and three domain names.

     We enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. There can be no assurance that these precautions will prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our proprietary rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

     The broadband access equipment industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the data communications and networking markets have extensive patent portfolios with respect to networking technology. We recently received a letter from Nortel Networks Corporation alleging that our products infringe one of Nortel's patents relating to inverse multiplexing over ATM. We intend to contest this claim vigorously. We cannot assure you that we will prevail in our objection to this claim, nor can we assure you that this dispute will not result in litigation or that an adverse result or judgment will not adversely affect our financial condition.

     From time to time, other third parties, including leading companies, have asserted against others and may assert against us patent, copyright, trademark and other intellectual property rights. We expect that we may increasingly be subject to infringement claims as the numbers of products and competitors in the market for broadband access equipment grow and the functionality of products overlaps. Third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products. Any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all. If there is a successful claim of infringement or if we fail to develop non-infringing technology or license the proprietary rights on a timely basis, our ability to use certain technologies, products and brand names may be limited and our business may be harmed.

     We license from third parties software that is used in our products or is required to develop new products or product enhancements. In the future, third-party licenses may not be available to us on commercially reasonable terms or at all. Third parties who hold exclusive rights to software technology that we seek to license may include our competitors. If we are unable to obtain any necessary third-party licenses, we would be required to redesign our product or obtain substitute technology, which may perform less well, be of lower quality or be more costly.

EMPLOYEES

     As of May 31, 2000, we had a total of 116 employees, of whom 113 were based in the United States and three were based internationally. Fifty-three of our employees are engaged in research and development, 19 in operations, 31 in marketing and sales and 13 in finance and administrative functions. Additionally, we hire consultants as necessary. We believe that our future success will depend in significant part on our ability to attract and retain highly skilled technical, marketing and management personnel. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We believe that our relations with our employees are good.

FACILITIES

     Our executive offices and principal operations are located in Vienna, Virginia. We lease approximately 21,000 square feet of office and laboratory space pursuant to a lease that expires on November 30, 2005. We lease an additional 21,000 square feet in the same building under a lease that expires on August 31, 2002. We currently sublease approximately 9,000 square feet to a third party. We also lease sales offices in Tampa, Boston, Denver and Dallas. We believe that our facilities are adequate to meet our current needs, and that additional facilities will be available as we expand in the future.

LEGAL PROCEEDINGS

     We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, results of operations or financial condition. We may in the future be party to litigation arising in the course of our business, including claims that we allegedly infringe on third-party trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

     The following table sets forth information regarding our executive officers and directors.

            NAME              AGE                           POSITION
            ----              ---   --------------------------------------------------------
Asghar D. Mostafa...........  42    Chairman, President and Chief Executive Officer
Ronald S. Westernik.........  45    Director, Senior Vice President-Business Development and
                                      Strategy
James R. Loehndorf, Jr......  45    Vice President and Chief Scientist
Harry J. D'Andrea...........  44    Chief Financial Officer
Glen A. Hunt................  52    Vice President-Engineering
Lawrence Kraft..............  34    Vice President-Marketing
Alexander H. Dobson.........  37    Vice President-Sales
Jeffrey M. Range............  40    Vice President-Worldwide Operations
Henry G. Baker..............  53    Director
Robert Ted Enloe, III(1)....  61    Director
Richard H. Kimball(1).......  43    Director
Arthur J. Marks(1)(2).......  55    Director
Edward W. Scott(2)..........  38    Director
John W. Seazholtz(2)........  63    Director

---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Asghar D. Mostafa has served as President, Chief Executive Officer and Chairman of the board of directors of ASC since our inception. Prior to co-founding ASC, Mr. Mostafa served as Vice President and general manager of 3Com Corporation's Broadband Access Communications Division from August 1995 to August 1997. From February 1990 to May 1995, Mr. Mostafa was the founder, President, and Chief Executive Officer of ISDN Systems Corporation. Previously, he was Vice President of Product Development for the telecommunications division of Data General Corporation as well as co-founder and director of engineering for International Communications, Inc., a developer of T1 multiplexers.

     Ronald S. Westernik has served as Senior Vice President-Business Development and Strategy of ASC since July 1999, a director since our inception, and was previously our Vice President-Marketing from our inception to June 1999. Prior to co-founding ASC, Mr. Westernik was Vice President of Marketing for the Broadband Access Communications Division at 3Com from June 1996 to July 1997. Mr. Westernik also spent 17-years with AT&T Corp., where he held several positions including Director of Strategy and Planning for Systems Marketing.

     James R. Loehndorf, Jr. has served as Vice President and Chief Scientist of ASC since our inception. Prior to co-founding ASC, Mr. Loehndorf was Systems Architect for the Broadband Access Communications Division at 3Com from October 1996 to September 1997. From May 1989 to October 1996, Mr. Loehndorf was a senior member of the technical staff at Ameritech Corporation's Science and Technology Group, responsible for Ameritech's ADSL strategy. He also served as a data-communications systems architect at ITT/Courier from May 1978 to May 1989.

     Harry J. D'Andrea has served as Chief Financial Officer of ASC since June 1999. Prior to joining ASC, Mr. D'Andrea served as Chief Financial Officer for Call Technologies, Inc. from 1998 to June 1999. He was also Chief Financial Officer of Yurie Systems, Inc. (acquired by Lucent Technologies) from 1997 to 1998 and Chief Financial Officer of American Communications Services, Inc. (now e.spire Communications) in 1996. From 1993 to 1995, Mr. D'Andrea served as Executive Vice President, Chief Financial Officer and Treasurer at Caterair International Corporation. He has also held senior management positions at Marriott Corporation.

     Glen A. Hunt has served as Vice President-Engineering of ASC since June 1999 and Vice President-Product Development of ASC from January 1999 to June 1999. Mr. Hunt joined ASC from Netrix Corporation where he was Executive Director of Network Products from July 1992 to January 1997 and Vice

President of Marketing from January 1997 to December 1998. Previously, he was Director of Advanced Network Management for Sprint from April 1998 to June 1992 and Director of Product Development at Dynatech Corporation from April 1985 to March 1988.

     Lawrence Kraft has served as Vice President-Marketing of ASC since June 1999. Prior to joining ASC, Mr. Kraft was Vice President of Marketing for NetFax Corporation from July 1998 to October 1998. Previously, he was Manager of Product Marketing at U.S. Robotics (now 3Com) from August 1995 to October 1997, vice president of marketing at ISC from June 1995 to August 1995, and held various positions with Sprint Corporation from June 1992 to June 1995, including Group Product Manager for SprintLink Internet services.

     Alexander H. Dobson has served as Vice President-Sales of ASC since January 1999. Mr. Dobson joined ASC from 3Com where he managed the worldwide activities of the MCIWorldCom account team from February 1998 to January 1999. Previously, he was the director of carrier sales for U.S. Robotics (now 3Com) Canada from January 1996 to February 1998 and held various sales and sales management positions at Motorola Information Systems from May 1993 to January 1996.

     Jeffrey M. Range has served as Vice President-Worldwide Operations of ASC since January 2000. Mr. Range joined ASC from Newbridge Networks, Inc., where he held several management positions including Vice President, Organizational Transformation from November 1998 to December 1999, Vice President, Operations, Finance and Administration, from July 1997 to November 1998 and Vice President of NSA Operations from September 1996 to July 1997. Mr. Range also served as Vice President, Corporate Planning and Logistics for Newbridge Networks, Inc. in Canada from September 1993 to September 1996.

     Henry G. Baker, Ph.D. has served as a director of ASC since August 1998. Since March 1996, Dr. Baker has been a co-founder and general partner of Baker Communications Fund, L.P., a private equity fund that invests exclusively in communications equipment, services and applications providers. Prior to co-founding Baker Communications, Dr. Baker consulted for various venture capital firms and startup companies. From 1980 to 1985, he was a founder and employee of Symbolics, Inc., a computer workstation manufacturer. Dr. Baker is a member of the supervisory board of directors of Interxion Holdings, N.V., a pan-European operator of Internet exchange centers.

     Robert Ted Enloe, III has served as a director of ASC since June 2000. Mr. Enloe has been managing partner of Balquita Partners, Ltd., a real estate and securities investment partnership, since 1996. Mr. Enloe served as Vice Chairman and a member of the Office of the Chief Executive of Compaq Computer Corporation from April to July 1999. From 1975 to 1986 he was president, and from 1992 to 1996 Chief Executive Officer, of Liberte Investors, Inc. Mr. Enloe is also a director of Compaq, Leggett & Platt, Inc., Sixx Holdings Incorporated, Liberte Investors and Sierra Cities.com.

     Richard H. Kimball has served as a director of ASC since September 1999. Mr. Kimball is a Managing General Partner of Technology Crossover Ventures, a venture capital firm he co-founded in 1995. Prior to that, Mr. Kimball spent over ten years at Montgomery Securities serving as a securities analyst and Managing Director. He is currently on the board of directors of Copper Mountain Networks and several private companies.

     Arthur J. Marks has served as a director of ASC since September 1999. Since 1984, Mr. Marks has been a general partner of New Enterprise Associates, a private equity fund that invests in early stage companies in information technology and medical and life sciences. Mr. Marks serves on the board of directors of Epicor Software, eXcelon Corporation, Progress Software, Talk.com and several private companies.

     Edward W. Scott has served as a director of ASC since August 1998. Since March 1996, Mr. Scott has been a co-founder and general partner of Baker Communications Fund, L.P., a private equity fund that invests exclusively in communications equipment, services and application providers. Prior to co-founding Baker Communications, from December 1990 to March 1996 Mr. Scott was a private equity investor with the Apollo Investment Fund, L.P. Mr. Scott also serves on the board of directors of Akamai Technologies, Inc. and several private companies.

     John W. Seazholtz has served as a director of ASC since April 1998. Since April 2000, Mr. Seazholtz has been Chairman of the board of directors of Westell Technologies, Inc. From May 1998 to April 2000, Mr. Seazholtz was the President and CEO of Telesoft America, Inc. (a subsidiary of Telesoft spa). Prior to Telesoft, he was the Chief Technology Officer for Bell Atlantic Corporation from 1984 to April 1998. Mr. Seazholtz has also worked at New Jersey Bell, Bell Telephone Laboratories and AT&T. Mr. Seazholtz also serves on the board of directors of Odetics, Inc.

BOARD OF DIRECTORS

     Our board of directors currently consists of eight members. Upon the completion of this offering, the terms of office of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of the stockholders to be held in 2003. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the board of directors may have the effect of delaying or preventing a change of control or management of our company. See "Risk Factors -- Risks Related To The Securities Markets And This Offering -- Some Provisions Of Our Charter And By-Laws May Delay Or Prevent Transactions That Many Stockholders May Favor" and "Capital Stock -- Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects." Each officer serves at the discretion of the board of directors. There are no family relationships among any of our directors or officers.

     BOARD COMMITTEES

     Our board of directors currently has two committees: an audit committee and a compensation committee. The audit committee consists of Messrs. Enloe, Kimball and Marks. The audit committee makes recommendations to our board of directors regarding the selection of independent auditors, reviews the results and scope of audit and other services provided by our independent auditors and reviews the accounting principles and auditing practices and procedures to be used for our financial statements. The compensation committee consists of Messrs. Marks, Scott and Seazholtz. The compensation committee makes recommendations to our board of directors regarding our stock plans and the compensation of officers and other managerial employees.

     DIRECTOR COMPENSATION

     Directors currently do not receive any cash compensation from us for their services as members of our board of directors, although we are authorized to pay members for attendance at meetings or a salary in addition to reimbursement for expenses in connection with attendance at meetings. We have granted options to our directors in the past and we may continue to do so in the future.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee is currently or has been an officer or employee of ours at any time since our formation. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Pursuant to the Delaware General Corporation Law, we will adopt provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation, as amended and restated upon the closing of this offering, also will allow us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors and officers that give them additional contractual reassurances regarding the scope of indemnification and that provide additional procedural protection. The indemnification agreements require actions such as:

     - indemnifying officers and directors against certain liabilities that may arise because of their status as officers or directors; and

     - advancing expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to certain limited exceptions.

The limited liability and indemnification provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Moreover, a stockholder's investment in our company may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

     The table below sets forth, for the fiscal year ended December 31, 1999, the compensation earned by:

     - our chief executive officer; and

     - our next four most highly compensated executive officers, collectively referred to below as the named executive officers.

     In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table. In the table below, columns required by the regulations of the Securities and Exchange Commission have been omitted where no information was required to be disclosed under those columns.

                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                                ANNUAL         ------------
                                                             COMPENSATION       SECURITIES
                                                          ------------------    UNDERLYING     ALL OTHER
              NAME AND PRINCIPAL POSITION                  SALARY     BONUS      OPTIONS      COMPENSATION
              ---------------------------                 --------   -------   ------------   ------------
Asghar D. Mostafa.......................................  $164,583   $    --           --       $    --
  President and Chief Executive Officer
Glen A. Hunt............................................   138,889        --       60,000            --
  Vice President-Engineering
James R. Loehndorf, Jr..................................   110,000    25,000           --        96,657(1)
  Vice President and Chief Scientist
Ronald S. Westernik.....................................   105,208    25,000           --            --
  Senior Vice President-Business Development and
    Strategy
Alexander H. Dobson.....................................    66,458    34,781(2)    151,562           --
  Vice President-Sales

---------------
(1) Represents reimbursement and gross-up of relocation expenses.

(2) Represents bonus and commission income.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options granted by us to the named executive officers during 1999. All of these options granted by us were granted under the Second 1998 Nonqualified Stock Option Plan and have a term of 10 years, subject to earlier termination in the event the optionee's services to our company cease. See "Stock Option Plans" for a description of the material terms of these options. During fiscal 1999, we granted options to purchase a total of 1,903,979 shares of common stock under our Second 1998 Nonqualified Stock Option Plan.

                                               INDIVIDUAL GRANTS
                              ----------------------------------------------------     POTENTIAL REALIZABLE VALUE
                              NUMBER OF      PERCENT OF                                 AT ASSUMED ANNUAL RATES
                              SECURITIES   TOTAL OPTIONS    EXERCISE                     OF PRICE APPRECIATION
                              UNDERLYING     GRANTED TO     PRICE PER                      FOR OPTION TERM(2)
                               OPTIONS      EMPLOYEES IN      SHARE     EXPIRATION   ------------------------------
            NAME               GRANTED     FISCAL 1999(1)    ($/SH)        DATE         0%         5%        10%
            ----              ----------   --------------   ---------   ----------   --------   --------   --------
Asghar D. Mostafa...........        --           --              --            --          --         --         --
Glen A. Hunt................    60,000         3.1%           $1.50       1/11/09          --   $146,601   $233,436
James R. Loehndorf, Jr. ....        --           --              --            --          --         --         --
Ronald S. Westernik.........        --           --              --            --          --         --         --
Alexander H. Dobson.........   100,000          5.2            1.50       2/15/09          --    244,344    389,061
                                40,000          2.1            2.00      11/01/09    $120,000    130,311    207,499
                                 3,242          0.2            2.00      10/31/09       9,726     10,562     16,817
                                 1,876          0.1            2.00      11/30/09       5,628      6,112      9,732
                                 6,444          0.3            2.00      12/31/09      19,332     20,993     33,428

---------------
(1) Based on an aggregate of 1,903,979 options granted by us, during the fiscal year ended December 31, 1999, to our employees, including the named executive officers.

(2) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (0%, 5%, and 10%) on our common stock over the term of the options. The potential realizable values set forth above do not take into account applicable tax and expense payments that may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the common stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% table above are mandated by the rules of the Securities and Exchange Commissions and do not represent our estimate or projection of the future price of the common stock on any date. There is no representation either express or implied that the stock appreciation rates for the common stock assumed for purposes of this table will actually be achieved.

AGGREGATED FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the named executive officers the number and value of securities underlying unexercised stock options that were held by the named executive officer as of December 31, 1999. No stock options were exercised by any executive officers during 1999.

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING               VALUE OF UNEXERCISED
                                                     UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                    AT DECEMBER 31, 1999         AT DECEMBER 31, 1999(1)
                                                 ---------------------------   ---------------------------
                                                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                 -----------   -------------   -----------   -------------
Asghar D. Mostafa..............................      --                --          --                --
Glen A. Hunt...................................      --            60,000          --          $ 90,000
James R. Loehndorf, Jr. .......................      --                --          --                --
Ronald S. Westernik............................      --                --          --                --
Alexander H. Dobson............................      --           151,562          --           201,562

---------------
(1) Options are "in-the-money" if the value of our common stock exceeds the exercise price of the options. There was no public trading market for common stock as of December 31, 1999. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of the fair market value of our common stock as of December 31, 1999 of $3.00 per share, as determined by us, less the aggregate exercise price.

STOCK OPTION PLANS

     2000 STOCK INCENTIVE PLAN

     We intend to adopt the Advanced Switching Communications, Inc. 2000 Stock Incentive Plan prior to the closing of this offering. The 2000 Stock Incentive Plan will become effective upon its adoption by the board of directors and ratification by our stockholders. The purpose of the 2000 Stock Incentive Plan will be to provide an incentive to our employees, officers, consultants and directors and advisors through the granting or awarding of incentive and nonqualified stock options, stock appreciation and dividend equivalent rights, restricted stock, performance units, performance shares, shares awards and phantom stock awards.

     Share Reserve. We will authorize shares of common stock for issuance under the 2000 Stock Incentive Plan for the grant of stock options and other incentive awards to eligible individuals.

     Eligibility. Employees, officers, consultants and directors and advisors of ASC will be eligible to receive awards under the 2000 Stock Incentive Plan.

     Administration. The 2000 Stock Incentive Plan will be administered by our board of directors or by committee, which will consist of non-employee directors. Under the 2000 Stock Incentive Plan, the Committee will have the authority to, among other things,

     - select the employees to whom stock options and other incentive awards will be granted;

     - determine the type, size and the terms and conditions of stock options and other incentive awards; and

     - establish the terms for treatment of stock options and other incentive awards upon termination of employment or change in control.

     Termination or Amendment. The 2000 Stock Incentive Plan will terminate on the day preceding the tenth anniversary of the date of its adoption by the board of directors. The board of directors will be able to at any time and from time to time amend or terminate the 2000 Stock Incentive Plan; provided, however, that, to the extent necessary under applicable law, no such change will be effective without the requisite approval of the stockholders. In addition, no such change will alter or adversely impair any rights or obligations under any stock option and other incentive awards previously granted, except with the written consent of the grantee.

     OTHER STOCK OPTION PLANS

     Since inception, we have granted stock options pursuant to three stock option plans:

     - 1999 Nonqualified Stock Option Plan;

     - Second 1998 Nonqualified Stock Option Plan; and

     - 1998 Nonqualified Stock Option Plan.

Each of these plans is subject to the following terms:

     Eligibility. Our key personnel, including directors or officers, are eligible to receive awards under each stock plan.

     Administration. Our stock option plan committee administers each stock plan. The stock option plan committee is appointed by our board of directors and is composed of three members of our board of directors. The stock option plan committee is responsible for the operation of the plans and makes recommendations to our board of directors with respect to who may participate in the plans and the extent of their participation. Upon recommendation of the stock option plan committee and subject to any applicable limitations contained in the plans, our board of directors selects the recipients of awards and determines:

     - the exercise price of options; and

     - the duration of options.

     Our board of directors authorizes the options granted under the stock plans. Our board of directors may require that any shares purchased by an optionee under each plan be subject to the terms of a stockholders' agreement or that the optionee remain employed by, or render services to, ASC.

     Options. The plans provide for nonstatutory stock options to purchase shares of our common stock. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Optionees must pay the exercise price in full in cash at the time an option is exercised under the plan. Options can be exercised in whole or in part. If an optionee ceases to be an employee, officer or director of ASC, other than due to retirement or death, any options granted under the plans shall terminate immediately.

     Termination or Amendment. No award may be granted under the plans after the tenth anniversary of the effective date, but the vesting and effectiveness of the awards previously granted may extend beyond that date. No award under the plans, however, may be exercised after the tenth anniversary of the grant. Our board of directors may at any time terminate, amend or revise the stock plans with respect to any shares as to which options have not been granted and within three months after termination of employment if the optionee engages in activities contrary to the best interests of ASC.

     1999 NONQUALIFIED STOCK OPTION PLAN

     Share Reserve. In 1999, our board of directors approved our 1999 Nonqualified Stock Option Plan, which was amended on February 2, 2000 and March 21, 2000. We reserved 4,498,000 shares under our amended 1999 plan. As of March 31, 2000, we granted 560,666 options under the 1999 plan. Upon the adoption of the 2000 plan, we will not make any further awards under the 1999 plan. If the 2000 plan is not adopted, the 1999 plan shall remain in effect for a period of 10 years.

     Options. Under the plan, in the event of the liquidation or dissolution of ASC, or upon such other event as may be determined by the stock option committee, each outstanding option will immediately become fully exercisable with respect to the total number of shares subject to the option.

     Change in Control. If following a transaction resulting in a change in control the successor corporation terminates the employee other than for cause or the employee resigns for certain specified reasons, all of his or her options will become vested upon the termination date of his or her employment.

     SECOND 1998 NONQUALIFIED STOCK OPTION PLAN

     Share Reserve. On July 31, 1998, our board of directors adopted our Second 1998 Nonqualified Stock Option Plan, which was amended on August 31, 1998 and September 28, 1999. We reserved 2,216,000 shares under the second 1998 plan and granted 2,147,479 options to purchase shares. Upon the adoption of the 1999 plan, no further awards have been, or will be, made under the second 1998 plan.

     Options. The plan provides that in the event of the: (i) consummation of a merger or consolidation in which ASC is not the surviving entity, (ii) consummation of a sale of more than 50% of the outstanding common stock to persons not ASC shareholders on the date of the grant, or (iii) liquidation or dissolution of ASC, each outstanding option will immediately become fully exercisable with respect to the total number of shares subject to the option.

     1998 NONQUALIFIED STOCK OPTION PLAN

     Share Reserve. On February 3, 1998, our board of directors adopted our 1998 Nonqualified Stock Option Plan. We reserved 2,000,000 shares under the 1998 plan and granted 982,000 options to purchase shares. Upon the adoption of the second 1998 plan, no further awards have been, or will be, made under the 1998 plan.

     Options. Each outstanding option granted under the plan will immediately become fully exercisable with respect to the total number of shares subject to the option upon the (i) consummation of a merger or consolidation in which ASC is not the surviving entity, (ii) consummation of a sale of more than 50% of the outstanding common stock to persons not ASC shareholders on the date of the grant, (iii) liquidation or dissolution of ASC, or (iv) effectiveness of a registration statement providing for the initial offering of our shares to the public.

401(K)PLAN

     We have established a tax-qualified employee savings and retirement plan commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (up to the annual statutory limit). We may make profit sharing contributions in our discretion as determined annually by our board of directors. Employer contributions to the plan vest according to a schedule entitling full vesting after four years. We have not made any company contributions to the plan since inception.

EMPLOYMENT AGREEMENTS

     Asghar D. Mostafa. On August 31, 1998, we entered into an executive employment agreement with Mr. Mostafa, our Chief Executive Officer and President and Chairman of our board of directors, which continues indefinitely unless terminated in accordance with the agreement. The employment agreement provides that we may terminate Mr. Mostafa's employment at any time with cause. Mr. Mostafa may terminate the employment agreement without cause or for good reason upon sixty days written notice to us. In addition, the employment agreement will terminate automatically upon Mr. Mostafa's death or disability.

     Pursuant to the employment agreement, upon reaching certain specified milestones, Mr. Mostafa's base salary may be increased from $150,000 to $200,000. Mr. Mostafa's base salary may also be increased annually upon approval of a majority of our board of directors. In addition to a base salary, Mr. Mostafa receives bonuses determined, upon recommendation of our compensation committee, by the consent of a majority of our board of directors.

     The employment agreement provides that if Mr. Mostafa's employment is terminated upon death or disability or if he resigns because of a material diminution of his responsibilities and duties, assignment to commute a distance substantially greater than he currently commutes, a decrease in his salary, a purported termination or any termination within 60 days following a change in control, Mr. Mostafa is entitled to continue to receive all benefits under the employment agreement for a period of two years. In addition, if Mr. Mostafa resigns for the reasons described above, he is entitled to a severance payment to be paid in 24 equal monthly installments in an amount equal to:

     - three years of his base salary at the time of termination, assuming minimum increases,

     - two times the average aggregate bonuses previously paid to him pursuant to his employment agreement, and

     - any deferred compensation or accrued vacation time.

     Mr. Mostafa's agreement contains restrictive covenants requiring non-disclosure of our proprietary information and restricting him from competing with us or soliciting our employees and customers for a two year period after termination of his employment.

     Other Named Executive Officers. We have entered into key employee employment agreements with each of Ronald S. Westernik, James R. Loehndorf, Jr., Glen A. Hunt and Alexander H. Dobson. Each agreement has a term of three years. Pursuant to these agreements, each officer receives:

     - a base salary;

     - bonuses as determined by our board of directors or our chief executive officer;

     - payment of necessary business expenses; and

     - benefits that are made available to our other employees including medical and permanent disability insurance.

     Each agreement contains restrictive covenants requiring each of the named executive officers to disclose, assign and transfer to us all work product and intellectual property created by him during his employment with us and restricting him from competing with us and soliciting our employees and customers for a two year period after termination of his employment.

     Each agreement provides that we may terminate the executive officer at any time with cause and, upon two weeks written notice and the consent of our board of directors, without cause. Each named executive officer may terminate his employment agreement upon two weeks written notice.

                              CERTAIN TRANSACTIONS

COMMON STOCK ISSUANCES

     On December 9, 1997, we issued and sold an aggregate of 9,100,000 shares of common stock to our co-founders, Asghar D. Mostafa, Ronald S. Westernik and James R. Loehndorf, Jr. for a total purchase price of $162,435, or approximately $0.018 per share.

     KEY EMPLOYEE STOCK AGREEMENTS

     We entered into key employee stock agreements with some of officers and employees, including Ronald S. Westernik and James R. Loehndorf, Jr. in connection with our issuance of common stock to these employees.

     Repurchase Rights. Under the key employee stock agreements, we are entitled to repurchase all, but not less than all, of the shares of common stock owned by the employee if the employee:

     - is terminated for cause;

     - commits or permits unauthorized transfers of any of his or her shares; or

     - terminates his or her employment without cause.

If we repurchase shares after the date of this offering, the purchase price will be the greater of the original price paid for the shares by the employee or the book value of the shares as of the date of the employee's termination or attempted transfer. Our right of repurchase expires eighteen months following the date the employee ceases to be an employee or we become aware of a attempted transfer.

     Put and Call Rights. If the employee dies, becomes disabled, is terminated other than for cause, or is subject to a voluntary or involuntary bankruptcy or insolvency petition or assignment, for 180 days, the employee can cause us to purchase all of his or her shares or we can repurchase all of his or her shares at fair market value. The fair market value of the shares will be determined by the board of directors. If the employee contests the determination, an appraiser will be appointed to determine fair market value.

     Take Along and Right of First Refusal. In the event that a sale or exchange of our common stock is approved by the holders of a majority of our common stock, the employees subject to key employee stock agreements agree to vote for and participate in the sale. If the employee receives an offer from a third party to purchase his or her shares, the employee must notify us and offer to sell those shares to us. We have the right to repurchase these shares within 60 days of receipt of the notice. If we chose not to repurchase the shares, the employee is free to consummate the sale with a third party.

     STOCKHOLDERS AGREEMENT

     On August 31, 1998, we entered into a stockholder agreement with Mostafa Investments Limited Partnership. The agreement provides that, in the event of Mr. Mostafa's death, all shares owned by Mostafa Investments Limited Partnership will be sold to us at a price equal to the greater of (1) the proceeds of life insurance policies owned by us naming Mr. Mostafa as the insured or owned by us for the purpose of repurchasing these shares or (2) the appraised value of the shares.

     If Mostafa Investments Limited Partnership transfers its shares or the stockholder agreement terminates, Mr. Mostafa will have the right to purchase from us any life insurance policies naming him as the insured for an amount equal to the greater of (1) the cash value of the policies, (2) the unearned premiums on the policies or (3) $1.00. If Mr. Mostafa is permanently disabled or terminates his employment with us for any reason, Mostafa Investments Limited Partnership may cause us to repurchase all of his shares within 180 days at the value of the shares determined as of the last day of the month preceding the date he exercises this right.

PREFERRED STOCK ISSUANCES

     Since 1998, we have issued and sold shares of convertible redeemable preferred stock to the following persons and entities who are our executive officers, directors or principal stockholders. Upon the closing of the offering, each share of preferred stock will convert into shares of our common stock. For more detail on shares held by these investors, see "Principal Stockholders."

                                                                                       TOTAL SHARES
                                            SHARES OF PREFERRED STOCK                   OF COMMON
                              ------------------------------------------------------     STOCK AS     TOTAL AMOUNT
          INVESTOR            CLASS A   CLASS B       CLASS C     CLASS D    CLASS E   CONVERTED(1)   PAID TO ASC
          --------            -------   -------      ---------   ---------   -------   ------------   ------------
Asghar D. Mostafa(2)........   9,428     4,709(3)           --     292,412       --      2,564,280    $ 7,057,124
Ronald S. Westernik.........     100       400              --          --       --        119,137        125,000
James R. Loehndorf, Jr......      --       240              --          --       --         67,533         60,000
John W. Seazholtz...........      --       240              --          --       --         67,533         60,000
Baker Communications Fund
  L.P.......................      --     4,091(3)    3,989,270     292,412       --     10,619,734     12,900,268
New Enterprise
  Associates(4).............      --        --              --   1,462,061       --      3,093,321     12,500,621
Technology Crossover
  Ventures(5)...............      --        --              --   1,462,061       --      3,093,321     12,500,621
Robert Ted Enloe, III.......      --        --              --          --   67,567         67,567        500,000

---------------
(1) Represents the number of shares of common stock issuable upon conversion of the preferred stock as of May 31, 2000, other than with respect to the Class E shares which are as of June 30, 2000. The amount of common stock issuable upon conversion of the preferred stock will increase as dividends continue to accrue on the preferred stock.

(2) Represents shares originally purchased by Mostafa Investment Limited Partnership and presently owned by Mostafa Venture Fund, LLC, both of which are controlled by Asghar D. Mostafa.

(3) Asghar D. Mostafa originally purchased 8,800 shares of Class B preferred stock in June 1998, and subsequently sold 4,091 of these shares to Baker Communications on September 10, 1999. The shares in the table are shown after giving effect to this transfer.

(4) New Enterprise Associates includes the following entities managed by NEA Partners VIII and NEA General Partners, L.P.: New Enterprise Associates VIII, L.P., NEA Presidents' Fund, L.P. and NEA Ventures 1999, L.P.

(5) Technology Crossover Ventures includes the following entities managed by Technology Crossover Management III, L.L.C.: TCV III (GP), TCV III, L.P., TCV III (Q), L.P., TCV III Strategic Partners, L.P.

     Class A Preferred Stock. In 1998, we issued an aggregate of 9,528 shares of Class A preferred stock to Asghar D. Mostafa and Ronald S. Westernik. The per share price for our Class A preferred stock was $250 which was paid through the conversion of loans.

     Class B Preferred Stock. In 1998, we issued an aggregate of 10,960 shares of Class B preferred stock to 15 investors, including Asghar D. Mostafa, Ronald
S. Westernik, James R. Loehndorf, Jr. and John Seazholtz. The per share purchase price for our Class B preferred stock was $250. On September 10, 1999, Asghar D. Mostafa sold 4,091 shares of Class B preferred stock to Baker Communications Fund, L.P. at a per share purchase price of $338.96.

     Class C Preferred Stock. In 1998 and 1999, we issued an aggregate of 3,835,286 shares of Class C preferred stock to Baker Communications Fund, L.P. for a purchase price of $2.71 per share, a portion of which was paid through the conversion of a loan. On September 10, 1999, we issued an additional 153,984 shares of Class C preferred stock to Baker Communications Fund, L.P. in consideration of Baker's agreement to forego its right to receive additional common shares upon conversion of the Class A shares.

     Class D Preferred Stock. On September 10, 1999 and October 10, 1999, we issued in two tranches an aggregate of 4,678,594 shares of Class D preferred stock to 13 investors, including Asghar Mostafa, Baker Communications Fund, L.P. and entities affiliated with New Enterprise Associates and Technology Crossover

Ventures. The per share purchase price for our Class D preferred stock was $8.55 which, with respect to Mr. Mostafa and Baker Communications, was paid through the conversion of loans.

     Class E Preferred Stock. On June 29, 2000, we issued 67,567 shares of Class E preferred stock to Robert Ted Enloe, III for a purchase price of $500,000 or $7.40 per share.

RELATIONSHIPS AMONG OFFICERS AND DIRECTORS WITH CERTAIN INVESTORS

     Four of our directors are partners in entities that own more than five percent of our capital stock. Henry G. Baker and Edward W. Scott are general partners of Baker Communications Fund, L.P., Richard H. Kimball is a general partner of Technology Crossover Ventures and Arthur J. Marks is a general partner of New Enterprise Associates.

LOANS FROM EXECUTIVE OFFICERS AND STOCKHOLDERS

     Between October 7, 1997 and September 7, 1999, we borrowed an aggregate of approximately $11.4 million from Asghar D. Mostafa, Ronald S. Westernik, James
H. Loehndorf, Jr., and Baker Communications Fund, L.P. Each of these loans was evidenced by an interest-bearing promissory note and was ultimately paid in full or converted into shares of our convertible preferred stock, as set forth in the table below.

                                                 LOANS                 CONVERSION INTO PREFERRED STOCK
                                    --------------------------------   -------------------------------
              LENDER                 DATE       AMOUNT     INT. RATE     DATE       CLASS     SHARES
              ------                -------   ----------   ---------   --------     ------  ----------
Asghar D. Mostafa.................  10/7/97   $  107,143      6.5%     6/26/98        A           428
                                     2/6/98      250,000      6.5      6/26/98        A         1,000
                                     3/9/98    1,750,000      6.5      6/26/98        A         7,000
                                    6/11/98      250,000      6.5      6/26/98        A         1,000
                                    4/20/99    1,000,000      5.0           --(1)    --            --
                                     9/7/99    2,500,000      5.0      9/10/99        D       292,412
Ronald S. Westernik...............  12/5/97       25,000      6.5      6/26/98        A           100
James R. Loehndorf, Jr.(2)........  12/5/97       12,500      6.5           --       --            --
Baker Communications Fund, L.P....  4/20/99    3,000,000      5.0      6/30/99        C     1,106,332
                                     9/7/99    2,500,000      5.0      9/10/99        D       292,412

---------------
(1) This promissory note was cancelled and the principal amount was included in the $2,500,000 loan made to us by Mr. Mostafa on September 7, 1999.

(2) We repaid this loan in full together with accrued interest on July 7, 1998.

OPTIONS GRANTS

     In the past, we have granted options to our executive officers and directors. We intend to grant additional options to our executive officers and directors in the future. See "Management -- Option Grants in Last Fiscal Year."

INDEMNIFICATION AGREEMENT

     On September 19, 1997, we entered into an indemnification agreement with Asghar D. Mostafa. Under this agreement, Mr. Mostafa agreed to provide securities valued at $1,300,000 as collateral to a bank in order to induce the bank to issue a standby letter of credit in favor of our landlord. In return, we agreed to indemnify Mr. Mostafa against any and all losses related to the lease and agreed to give Mr. Mostafa a first priority security interest in our intellectual property. In 1999, we provided substitute collateral for the letter of credit.

INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     We have entered into indemnification agreements with our directors for the indemnification of and advancement of expenses to such persons to the full extent permitted by law. We also intend to execute such agreements with our future directors.

     We believe that the transactions set forth above were made on terms no less favorable to us and at least as beneficial for us as could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of our common stock as of May 31, 2000, and as adjusted to reflect the sale of the shares of common stock in this offering by:

     - each person who is known by us to beneficially own more then 5% of our common stock;

     - each of our named executive officers;

     - each of our directors; and

     - all officers and directors as a group.

     Unless otherwise indicated, the address of each listed stockholder is c/o Advanced Switching Communications, Inc., 8330 Boone Boulevard, 8th Floor, Vienna, Virginia 22182. The number and percentage of shares beneficially owned are based on 34,096,516 shares of common stock outstanding as of May 31, 2000, assuming conversion of all outstanding shares of preferred stock into common
stock, and           shares of common stock outstanding after the completion of this offering, assuming the underwriters' over-allotment option to purchase shares of common stock is not exercised. Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of May 31, 2000 are deemed to be outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. The shares subject to options or warrants held by a person are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage ownership figures after the offering do not include shares that may be purchased by each person in the offering. Entries denoted by an asterisk represent an amount less than 1%.

                                                                                   PERCENT OF SHARES
                                                             NUMBER OF SHARES     BENEFICIALLY OWNED
                                                               BENEFICIALLY     -----------------------
                                                             OWNED BEFORE THE   BEFORE THE    AFTER THE
           NAME AND ADDRESS OF BENEFICIAL OWNER                  OFFERING        OFFERING     OFFERING
           ------------------------------------              ----------------   -----------   ---------
Asghar D. Mostafa(1).......................................     10,564,280         31.0%            %
Baker Communications Fund, L.P.............................     10,619,734         31.1
  c/o Baker Capital Partners, LLC
  540 Madison Avenue
  New York, NY 10022
New Enterprise Associates(2)...............................      3,093,321          9.1
  11951 Freedom Drive
  One Freedom Square, Suite 1240
  Reston, VA 20190
Technology Crossover Ventures(3)...........................      3,093,321          9.1
  575 High Street
  Palo Alto, CA 94301
Ronald S. Westernik........................................        719,137          2.1
James R. Loehndorf, Jr.....................................        567,533          1.7
Alexander Dobson...........................................         25,000            *            *
Glen A. Hunt...............................................         15,000            *            *
Henry G. Baker(4)..........................................     10,619,734         31.1
  c/o Baker Capital Partners, LLC
  540 Madison Avenue
  New York, NY 10022

                                                                                   PERCENT OF SHARES
                                                             NUMBER OF SHARES     BENEFICIALLY OWNED
                                                               BENEFICIALLY     -----------------------
                                                             OWNED BEFORE THE   BEFORE THE    AFTER THE
           NAME AND ADDRESS OF BENEFICIAL OWNER                  OFFERING        OFFERING     OFFERING
           ------------------------------------              ----------------   -----------   ---------
Robert Ted Enloe, III(5)...................................             --            *            *
  c/o Balquita Partners, Ltd.
  3102 Maple Avenue, Suite 200
  Dallas, TX 75201
Richard H. Kimball(6)......................................      3,093,321          9.1
  c/o Technology Crossover Ventures
  575 High Street
  Palo Alto, CA 94301
Arthur J. Marks(7).........................................      3,093,321          9.1
  c/o New Enterprise Associates
  11951 Freedom Drive
  One Freedom Square, Suite 1240
  Reston, VA 20190
Edward W. Scott(8).........................................     10,619,734         31.1
  c/o Baker Capital Partners, LLC
  540 Madison Avenue
  New York, NY 10022
John W. Seazholtz(9).......................................        207,533            *            *
  399 Princeton Avenue
  Brick, NJ 08724
Directors and officers as a group (14 persons)(10).........     28,984,858         84.4%

---------------
 (1) Includes 8,000,000 shares owned by Mostafa Investments Limited Partnership, an investment partnership controlled by Asghar D. Mostafa, and 2,564,280 shares owned by Mostafa Venture Fund, LLC, an investment limited liability company controlled by Asghar D. Mostafa. Excludes 67,533 shares owned by Mr. Mostafa's brother, Iraj Mostafa, an employee of ASC.

 (2) New Enterprise Associates includes the following entities managed by NEA Partners VIII and NEA General Partners, L.P.: New Enterprise Associates VIII, L.P., NEA Presidents' Fund, L.P. and NEA Ventures 1999, L.P.

 (3) Technology Crossover Ventures includes the following entities managed by Technology Crossover Management III, L.L.C.: TCV III (GP), TCV III, L.P., TCV III (Q), L.P., and TCV III Strategic Partners, L.P.

 (4) Represents shares held by Baker Communications Fund, L.P. Henry G. Baker, a director of ASC, is a general partner of Baker Communications Fund, L.P. Mr. Baker disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (5) Excludes 67,567 shares issuable upon the conversion of convertible preferred stock issued to Mr. Enloe on June 30, 2000.

 (6) Represents shares held by the entities listed in note 3 above. Richard H. Kimball, a director of ASC, is a managing member of the general partner of these entities. Mr. Kimball disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (7) Represents shares held by the entities listed in note 2 above. Arthur. J. Marks, a director of ASC, is a general partner at New Enterprise Associates. Mr. Marks disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (8) Represents shares held by Baker Communications Fund, L.P. Edward W. Scott, a director of ASC, is a general partner of Baker Communications Fund, L.P. Mr. Scott disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (9) Includes 140,000 shares issuable upon the exercise of options granted under our stock option plans.

(10) Includes 260,000 shares issuable upon the exercise of options granted under our stock option plans.

                           DESCRIPTION OF SECURITIES

     After this offering, our authorized capital stock will consist of shares of common stock, $.0025 par value per share, and shares of preferred stock, $.01 par value per share. As of May 31, 2000, there were outstanding:

     - 34,096,516 shares of common stock held by 52 stockholders of record, assuming the conversion into common stock of all outstanding shares of redeemable convertible preferred stock, and

     - options to purchase an aggregate of 3,680,145 shares of common stock.

     Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the shares of common stock offered by us in this
offering, there will be           shares of our common stock outstanding upon
the closing of this offering.

     The following summary of provisions of our securities, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, and provisions of applicable law is not intended to be complete and is qualified by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, both effective upon the closing of this offering, included as exhibits to the Registration Statement of which this prospectus is a part. See "Where You Can Find More Information."

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any such dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably our net assets of ours available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Certain holders of common stock have the right to require us to register their shares of common stock under the Securities Act in certain circumstances. See "Shares Eligible for Future Sale."

PREFERRED STOCK

     Under the terms of our amended and restated certificate of incorporation, to be effective upon the closing of this offering, the board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

     On March 10, 2000, we issued to one of our customers a warrant to purchase 125,000 shares of common stock at an exercise price of $15.00 per share. This warrant was amended and restated on June 30, 2000. If not sooner exercised, this warrant will remain outstanding until June 30, 2007.

     On June 21, 2000, we issued to one of our customers a warrant to purchase 222,000 shares of common stock at an exercise price of $8.00 per share. If not sooner exercised, this warrant will remain outstanding until June 21, 2003.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. The amended and restated certificate of incorporation and amended and restated by-laws to be effective on the closing of this offering provide:

     - that the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

     - that directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares of our capital stock entitled to vote; and

     - that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office.

     The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, us.

     The amended and restated certificate of incorporation and amended and restated by-laws, both effective upon the closing of this offering, also provide that, after the closing of this offering:

     - any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

     - special meetings of the stockholders may only be called by the board of directors.

     Our amended and restated by-laws, effective upon the closing of this offering, provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent. Delaware's corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation, effective upon the closing of this offering, permits the board of directors to amend or repeal our by-laws by majority vote but requires the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock entitled to vote to amend or repeal any of the provisions of our amended and restated by-laws. Generally our amended and restated certificate of incorporation, effective upon the closing of this offering, may be amended by holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. The stockholder vote with respect to our certificate of incorporation or by-laws, as amended and restated upon the closing of this offering, would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our amended and restated certificate of incorporation, effective upon the closing of this offering, provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated certificate of incorporation, effective upon the closing of this offering, provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have           shares of common
stock outstanding (assuming no exercise of outstanding options). Of these
shares, the           shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 34,096,516 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the
Securities Act. Of these shares,           shares will be subject to "lock-up"
agreements described below on the effective date of this offering. Upon
expiration of the lock-up agreements,           shares will become eligible for
sale subject in most cases to the limitations of either Rule 144 or Rule 701. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below under "Stock Options".

SALES OF RESTRICTED SHARES

       DAYS AFTER DATE OF            APPROXIMATE SHARES
        THIS PROSPECTUS           ELIGIBLE FOR FUTURE SALE                       COMMENT
       ------------------         ------------------------                       -------
On effectiveness................                             Freely tradable sold in offering
90 days after effectiveness.....                             Shares saleable under Rule 144 or Rule 701
180 days after effectiveness
(expiration of lock-up).........

     Certain of the shares listed in the foregoing table as not salable until 180 days after effectiveness may become salable earlier as described below under "Lock-up Agreements".

     In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (1) one percent of the then
outstanding shares of common stock (approximately           shares immediately
after this offering) or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

     Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate. Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans, and shares of common stock acquired upon exercise of presently outstanding options granted under these plans, may be resold beginning 90 days after the date of this prospectus:

     - by persons, other than affiliates, subject only to the manner of sale provisions of Rule 144, and

     - by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations.

STOCK OPTIONS

     At March 31, 2000, approximately 280,000 shares of common stock were issuable pursuant to immediately exercisable options granted under our 1998 Nonqualified Stock Option Plan and the balance of the shares granted under our 1998 plan will vest automatically upon the closing of the offering. Approximately shares are not subject to lock-up agreements with the underwriters. At March 31, 2000, approximately 147,000 shares of common stock were issuable pursuant to immediately exercisable options granted under our Second 1998 Nonqualified Stock
Option Plan of which approximately           shares are not subject to lock-up
agreements with the underwriters. At March 31, 2000, there were no shares of common stock issuable pursuant to immediately exercisable options granted under the 1999 Nonqualified Stock Option Plan. We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable following the date of this prospectus, to register up to 3,680,145 shares of common stock issuable under our stock plans, including the 427,500 shares of common stock subject to immediately exercisable options as of March 31, 2000. This registration statement is expected to become effective upon filing.

LOCK-UP AGREEMENTS

     All officers and directors and certain stockholders holding an aggregate of
approximately           shares of our common stock have agreed, subject to
certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. However, if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price per share for 20 of the 30 trading days ending on the last trading day preceding the 120th day after the date of this prospectus, 25% of the shares of common stock of ASC subject to the 180-day restriction described above will be released from these restrictions provided that the stockholder is not an executive officer of ASC. The release of these shares will occur on the later to occur of:

     - the 120th day after the date of this prospectus if we make our first post-offering public release of our quarterly or annual earnings results during the period beginning on the eleventh trading day after the date of this prospectus and ending on the day prior to the 120th day after the date of this prospectus, or

     - on the second trading day following the first public release of our quarterly or annual results occurring on or after the 120th day after the date of this prospectus, if we do not make our first post-offering public release as set forth in the preceding clause.

Morgan Stanley & Co. Incorporated may in its sole discretion choose to release any or all of these shares from such restrictions prior to the expiration of such 120 or 180-day period.

REGISTRATION RIGHTS

     After this offering, the holders of approximately           shares of
common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, such holders are also entitled to demand registration rights pursuant to which they may require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to shares of our common stock, and we are required to use our best efforts to effect such registration. Further, holders may require us to file two additional registration statements on Form S-3 at our expense during any one year period. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

     - an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

     An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

     This discussion does not consider:

     - U.S. state and local or non-U.S. tax consequences;

     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

     - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

     - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

     - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are generally taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements, which generally requires the non-U.S. holder to provide a U.S. taxpayer identification number. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

     Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000, a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

     - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number;

     - in the case of common stock held by a foreign trust, the certification requirement will be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust", "foreign simple trust" or "foreign grantor trust" as defined in the U.S. Treasury regulations;

     - in the case of common stock hold by a foreign estate, the certification requirement will be applied to the estate; and

     - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

     A non-U.S. holder that is a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirement applicable to it.

     A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

     The U.S. Treasury regulations generally effective for payments made after December 31, 2000 also provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. In addition, recently enacted legislation, effective August 5, 1997, denies income tax treaty benefits to foreigners receiving income derived through a partnership, or otherwise fiscally transparent entity, in certain circumstances. Prospective investors should consult with their own tax advisers concerning the effect, if any, of these new Treasury regulations and this recent legislation on an investment in our common stock.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (unless an applicable treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply to its "effectively connected earnings and profits," within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specific items, unless it qualifies for a lower rate under an applicable tax treaty;

     - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for at least 183 days in the taxable year of the disposition and meets other requirements, then such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by United States capital losses, notwithstanding the fact that such individual is not considered a resident alien of the U.S. Thus, individual non-U.S. holders who have spent (or expect to spend) more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisers prior to the sale concerning the U.S. tax consequences of such sale;

     - the non-U.S. holder is subject to tax under the provisions of the U.S. tax law applicable to certain United States expatriates; or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation for U.S. federal income tax purposes. If we were, or were to become, a U.S. real property holding corporation, we believe that our common stock would be treated as "regularly traded."

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding at a rate of 31% on some payments on common stock. Under currently applicable law, non-U.S. holders generally will be exempt from these additional information reporting requirements and from backup withholding on dividends paid prior to 2001 if we either were required to withhold a U.S. federal withholding tax from those dividends or we paid those dividends to an address outside the United States. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of our common stock to beneficial owners that are not "exempt recipients" and that fail to provide identifying information in the manner required. After 2000, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at a rate of 31% regardless of whether an address is inside or outside the United States.

     The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding at a rate of 31% unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker is a "U.S. related person." In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" will be reported to the U.S. Internal Revenue Service and, after 2000, may in limited circumstances be reduced by backup withholding at a rate of 31%, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     - a "controlled foreign corporation" for U.S. federal income tax purposes;

     - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

     - effective after 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

     Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Chase Securities Inc., and FleetBoston Robertson Stephens Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
                                                               SHARES
                                                              ---------
Morgan Stanley & Co. Incorporated...........................
Chase Securities Inc........................................
FleetBoston Robertson Stephens Inc..........................
                                                              --------
          Total.............................................
                                                              ========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

     Morgan Stanley Dean Witter Online, Inc., an affiliate of Morgan Stanley & Co. Incorporated, may act as a selected dealer in connection with the offering to facilitate Internet distribution.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to an aggregate of      additional
shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total
price to the public would be $          , the total underwriters' discounts and
commissions would be $          and total proceeds to us would be $          .

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     We have filed an application to list our common stock for quotation on the Nasdaq National Market under the symbol "ASCX."

     We, our directors, executive officers and certain other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. This lock-up restriction is subject, in certain circumstances for shares held by stockholders other than executive officers of ASC, to earlier release. See "Shares Eligible for Future Sale -- Lock-up Agreements."

     The restrictions described in the preceding paragraph do not apply to:

     - the sale of any shares to the underwriters; or

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, Morgan Stanley & Co. Incorporated has provided investment banking services to us. In September 1999, Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors, III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., affiliates of Morgan Stanley & Co. Incorporated, purchased 12.5% of our Class D preferred stock.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     At our request, the underwriters have reserved for sale, at the initial
offering price, up to           shares offered hereby for directors, officers,
employees, business associates, and related persons of ASC. Of this amount, up
to           shares, representing up to five percent of the shares of our common stock sold by us in the offering, will be offered to holders of our Series D preferred stock pursuant to an agreement made with them prior to the filing of this registration statement. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered to the underwriters to the general public on the same basis as the other shares offered hereby.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and our other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, in Washington, D.C., will pass upon the validity of the shares of common stock offered by this prospectus. Davis Polk & Wardwell, in New York, New York, will pass upon certain legal matters relating to the offering for the underwriters.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999, and for the period from September 10, 1997 (inception) through December 31, 1997 and for each of the two years in the period ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Particular items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about our company and the common stock offered by this prospectus, we refer you to the registration statement, including its exhibits and schedules. You may read and copy the registration statement at the Securities and Exchange Commission's following locations:

Public Reference Room  New York Regional Office  Chicago Regional Office
Room 1024              Seven World Trade Center  Citicorp Center
450 Fifth Street,      Suite 1300                500 West Madison Street
N.W.                   New York, NY 10048        Suite 1400
Washington, DC 20549                             Chicago, IL 60661-2511

     You may also obtain copies of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or by telephone at 1-800-SEC-0330. The registration statement is also available to the public from commercial document retrieval services and at the Securities and Exchange Commission's World Wide Web site located at http://www.sec.gov. Upon approval of our common stock for quotation on The Nasdaq Stock Market's National Market, you will be able to read our filings with the Securities and Exchange Commission at the office of Nasdaq Operations, 1734 K Street, N.W. Washington, DC 20006.

     Statements in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     We intend to furnish our stockholders with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity (Deficit)................  F-5
Statements of Cash Flows....................................  F-6
Statements of Comprehensive Loss............................  F-7
Notes to Financial Statements...............................  F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Advanced Switching Communications, Inc.
McLean, Virginia

     We have audited the accompanying balance sheets of Advanced Switching Communications, Inc. (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, comprehensive loss, stockholders' equity (deficit), and cash flows for the period from September 10, 1997 (inception) to December 31, 1997, and the years ended December 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Advanced Switching Communications, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from September 10, 1997 (inception) to December 31, 1997, and the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
--------------------------------------

McLean, VA
June 9, 2000

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 DECEMBER 31,                     PRO FORMA
                                                              ------------------    MARCH 31,     MARCH 31,
                                                               1998       1999        2000          2000
                                                              -------   --------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
                                                                                                  (NOTE 1)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,449   $ 33,012    $ 12,082
  Marketable securities.....................................    3,481         --      12,650
  Accounts receivable.......................................       --      2,116       4,151
  Inventories...............................................        7      2,088       1,831
  Other current assets......................................       29      1,368         721
                                                              -------   --------    --------
        Total current assets................................    4,966     38,584      31,435
                                                              -------   --------    --------
Property and equipment, net.................................    1,484      2,092       2,635
Marketable securities.......................................       --         --       5,858
Other assets................................................        1      1,019       1,015
                                                              -------   --------    --------
                                                                6,451     41,695      40,943
                                                              =======   ========    ========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................      548      2,183       4,333
  Accrued compensation and related benefits.................      276        833          --
  Other accrued liabilities.................................       27        303         914
  Current portion of long-term debt.........................      199        196         182
                                                              -------   --------    --------
        Total current liabilities...........................    1,050      3,515       5,429
Long-term debt, less current portion........................      286         98          71
Deferred rent...............................................       --         40          51
                                                              -------   --------    --------
                                                                1,336      3,653       5,551
Commitments and contingencies
Class A redeemable convertible preferred stock $1.00 par
  value; 10 authorized; 10 issued and outstanding,
  liquidation value of $2,382 at December 31, 1999 and March
  31, 2000 (unaudited)......................................    2,462      2,617       2,655      $     --
Class B redeemable convertible preferred stock $1.00 par
  value; 14 authorized; 11 issued and outstanding,
  liquidation value of $2,740 at December 31, 1999 and March
  31, 2000 (unaudited)......................................    2,832      3,010       3,054            --
Class C redeemable convertible preferred stock $0.01 par
  value; 4,154 authorized; 2,173, 3,989 and 3,989 issued and outstanding at December 31, 1998, 1999 and March 31, 2000
  (unaudited), respectively, liquidation value of $11,639 at
  December 31, 1999 and $11,847 at March 31, 2000
  (unaudited)...............................................    5,299     10,989      11,233            --
Class D redeemable convertible preferred stock $0.01 par
  value; 4,700 authorized; 0, 4,679 and 4,679 issued and
  outstanding at December 31, 1998, 1999 and March 31, 2000
  (unaudited), respectively, liquidation value of $40,954 at
  December 31, 1999 and $41,752 at March 31, 2000
  (unaudited)...............................................       --     38,901      39,789            --
Stockholders' equity (deficit):
    Common stock $0.0025 par value; 37,908 authorized;
      11,960, 11,530 and 11,620 issued and outstanding at
      December 31, 1998, 1999 and March 31, 2000
      (unaudited), respectively.............................       30         30          30            85
    Additional paid-in-capital..............................       --         --         773        57,449
    Accumulated deficit.....................................   (5,542)   (16,544)    (19,412)      (19,412)
    Treasury stock, 490 shares..............................       --       (200)       (200)         (200)
    Deferred stock compensation.............................       --       (761)     (2,527)       (2,527)
    Accumulated comprehensive loss..........................       34         --          (3)           (3)
                                                              -------   --------    --------      --------
        Total stockholders' equity (deficit)................   (5,478)   (17,475)    (21,339)     $ 35,392
                                                              -------   --------    --------      --------
                                                              $ 6,451   $ 41,695    $ 40,943
                                                              =======   ========    ========

    The accompanying notes are an integral part of the financial statements.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      PERIOD FROM
                                       INCEPTION
                                     (SEPTEMBER 10,                                      QUARTER ENDED
                                     1997) THROUGH       YEAR ENDED DECEMBER 31,           MARCH 31,
                                      DECEMBER 31,       -----------------------      --------------------
                                          1997             1998          1999          1999         2000
                                     --------------      --------      ---------      -------      -------
                                                                                          (UNAUDITED)
Revenue............................      $   --          $    --       $  4,278       $   186      $ 4,994
Cost of revenue....................          --               --          2,839           161        3,777
                                         ------          -------       --------       -------      -------
Gross profit.......................          --               --          1,439            25        1,217
Operating expenses:
  Research and development,
     excluding stock compensation
     amortization amounts(1).......         111            3,717          6,718         1,410        2,651
  Sales and marketing, excluding
     stock compensation
     amortization amounts(1).......          73              799          3,209           561        1,453
  General and administrative,
     excluding stock compensation
     amortization amounts(1).......         125              611          1,251           238          476
  Amortization of stock
     compensation(1)...............          --               --             42            --          109
                                         ------          -------       --------       -------      -------
       Total operating expenses....         309            5,127         11,220         2,209        4,689
                                         ------          -------       --------       -------      -------
Loss from operations...............        (309)          (5,127)        (9,781)       (2,184)      (3,472)
Other income (expenses):
  Interest income..................          18               87            539            85          612
  Interest expense.................          (2)             (71)           (87)          (10)          (8)
                                         ------          -------       --------       -------      -------
       Total other income
          (expense)................          16               16            452            75          604
                                         ------          -------       --------       -------      -------
Net loss...........................        (293)          (5,111)        (9,329)       (2,109)      (2,868)
Accretion of transaction costs and
  accrued dividends on redeemable
  convertible preferred stock......          --             (367)        (2,589)         (226)      (1,213)
                                         ------          -------       --------       -------      -------
Net loss applicable to common
  shareholders.....................      $ (293)         $(5,478)      $(11,918)      $(2,335)     $(4,081)
                                         ======          =======       ========       =======      =======
Basic and diluted loss per share...      $(0.05)         $ (0.48)      $  (1.01)      $ (0.20)     $ (0.35)
                                         ======          =======       ========       =======      =======
Weighted average shares used in net
  loss per share calculations......       5,742           11,389         11,789        11,960       11,564
                                         ======          =======       ========       =======      =======
Pro forma net loss per share, basic
  and diluted (unaudited) (Note
  1)...............................                                    $  (0.38)                   $ (0.09)
                                                                       ========                    =======
Shares used in computing pro forma
  basic and diluted net loss per
  share (unaudited) (Note 1).......                                      24,251                     32,425
                                                                       ========                    =======

---------------

(1) AMORTIZATION OF STOCK COMPENSATION:
     Research and development......      $   --          $    --      $      5      $    --      $    42
     Sales and marketing...........          --               --            35           --           59
     General and administrative....          --               --             2           --            8
                                         ------          -------      --------      -------      -------
                                         $   --          $    --      $     42      $    --      $   109
                                         ======          =======      ========      =======      =======

    The accompanying notes are an integral part of the financial statements.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                              COMMON STOCK     ADDITIONAL                                            ACCUMULATED    STOCKHOLDER'S
                             ---------------    PAID-IN     TREASURY   ACCUMULATED     DEFERRED     COMPREHENSIVE      EQUITY
                             SHARES   AMOUNT    CAPITAL      STOCK       DEFICIT     COMPENSATION       LOSS          (DEFICIT)
                             ------   ------   ----------   --------   -----------   ------------   -------------   -------------
Shares issued..............   9,580    $24      $   147      $  --      $     --       $    --          $ --          $    171
Net loss...................      --     --           --         --          (293)           --            --              (293)
                             ------    ---      -------      -----      --------       -------          ----          --------
Balance, December 31,
  1997.....................   9,580     24          147                     (293)           --            --              (122)
Shares issued..............   2,380      6           36         --            --            --            --                42
Options granted for
  consulting services......      --     --           46         --            --            --            --                46
Dividends accrued on
  redeemable, convertible
  preferred stock..........      --     --         (229)        --          (100)           --            --              (329)
Accretion of transaction
  costs on redeemable,
  convertible preferred
  stock....................      --     --           --         --           (38)           --            --               (38)
Unrealized gain on
  securities...............      --     --           --         --            --            --            34                34
Net loss...................      --     --           --         --        (5,111)           --            --            (5,111)
                             ------    ---      -------      -----      --------       -------          ----          --------
Balance, December 31,
  1998.....................  11,960     30           --                   (5,542)           --            34            (5,478)
Shares repurchased.........      --     --           --       (200)           --            --            --              (200)
Options granted for
  consulting services......      --     --           47         --            --            --            --                47
Gain on sale of
  securities...............      --     --           --         --            --            --           (34)              (34)
Options exercised..........      59     --           66         --            --            --            --                66
Deferred compensation
  expense associated with
  equity awards............      --     --          803         --            --          (803)           --                --
Amortization of deferred
  compensation.............      --     --           --         --            --            42            --                42
Dividends accrued on
  redeemable, convertible
  preferred stock..........             --         (916)                  (1,035)           --                          (1,951)
Preferred stock dividend...      --     --           --         --          (418)           --            --              (418)
Accretion of transaction
  costs on redeemable,
  convertible preferred
  stock....................      --     --           --         --          (220)           --            --              (220)
Net loss...................      --     --           --         --        (9,329)           --            --            (9,329)
                             ------    ---      -------      -----      --------       -------          ----          --------
Balance, December 31,
  1999.....................  12,019     30           --       (200)      (16,544)         (761)           --           (17,475)
Options exercised
  (unaudited)..............      91     --          111         --            --            --            --               111
Deferred compensation
  expense associated with
  equity awards............      --     --        1,875         --            --        (1,875)           --                --
Amortization of deferred
  compensation.............      --     --           --         --            --           109            --               109
Dividends accrued on
  redeemable, convertible
  preferred stock
  (unaudited)..............      --     --       (1,094)        --            --            --            --            (1,094)
Accretion of transaction
  costs on redeemable,
  convertible preferred
  stock (unaudited)........      --     --         (119)        --            --            --            --              (119)
Unrealized gain on
  securities (unaudited)...      --     --           --         --            --            --            (3)               (3)
Net loss...................      --     --           --         --        (2,868)           --            --            (2,868)
                             ------    ---      -------      -----      --------       -------          ----          --------
Balance, March 31, 2000
  (unaudited)..............  12,110    $30      $   773      $(200)     $(19,412)      $(2,527)         $ (3)         $(21,339)
                             ======    ===      =======      =====      ========       =======          ====          ========

    The accompanying notes are an integral part of the financial statements.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                              PERIOD FROM
                                               INCEPTION
                                             (SEPTEMBER 10,
                                                 1997)            YEAR ENDED           QUARTER ENDED
                                                THROUGH          DECEMBER 31,            MARCH 31,
                                              DECEMBER 31,    -------------------   -------------------
                                                  1997         1998        1999      1999        2000
                                             --------------   -------    --------   -------    --------
                                                                                        (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss.................................      $(293)       $(5,111)   $ (9,329)  $(2,109)   $ (2,868)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Loss on disposal of equipment.........         --             --          --        --          13
     Realized gain on marketable
       securities..........................         --            (45)        (34)      (34)         --
     Depreciation and amortization.........          5            216         657       143         270
     Amortization of stock compensation....         --             --          42        --         109
     Deferred rent.........................         71             --          40        10          11
     Consulting expense related to stock
       options.............................                        46          47                    --
  Changes in operating assets and
     liabilities:
     Accounts receivable...................         --             --      (2,116)     (168)     (2,035)
     Inventory.............................         --             (7)     (2,081)     (860)        257
     Other current assets..................         (1)           (28)     (1,339)       10         647
     Accounts payable......................         35            513       1,635       583       2,150
     Accrued liabilities...................         57            246         833         1        (222)
     Other assets..........................         --             (1)     (1,018)      (11)          4
                                                 -----        -------    --------   -------    --------
Net cash used in operating activities......       (126)        (4,171)    (12,663)   (2,435)     (1,664)
                                                 -----        -------    --------   -------    --------
INVESTING ACTIVITIES:
  Purchases of property and equipment......       (122)        (1,583)     (1,266)     (179)       (826)
  Proceeds from sales of marketable
     securities............................         --             --       3,481     3,481         699
  Purchases of marketable securities.......       (153)        (3,362)         --        --     (19,209)
                                                 -----        -------    --------   -------    --------
     Net cash used in (provided by)
       investing activities................       (275)        (4,945)      2,215     3,302     (19,336)
                                                 -----        -------    --------   -------    --------
FINANCING ACTIVITIES:
  Proceeds from issuance of common stock...        171             40          --        --          --
  Proceeds from issuance of preferred
     stock.................................         --         10,270      42,336        --          --
  Proceeds from exercise of stock
     options...............................         --             --          66        --         111
  Proceeds from issuance of notes
     payable...............................        333            408          --        --          --
  Principal payments on notes payable......         (5)          (251)       (191)      (48)        (41)
  Repurchase of treasury shares............         --             --        (200)       --          --
                                                 -----        -------    --------   -------    --------
     Net cash provided by (used in)
       financing activities................        499         10,467      42,011       (48)         70
                                                 -----        -------    --------   -------    --------
Net increase (decrease) in cash and cash
  equivalents..............................         98          1,351      31,563       819     (20,930)
Cash and cash equivalents, beginning of
  period...................................         --             98       1,449     1,449      33,012
                                                 -----        -------    --------   -------    --------
Cash and cash equivalents, end of period...      $  98        $ 1,449    $ 33,012   $ 2,268    $ 12,082
                                                 =====        =======    ========   =======    ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW
  INFORMATION:
  Interest paid............................      $   2        $    27    $     86   $    10    $      7
                                                 =====        =======    ========   =======    ========

    The accompanying notes are an integral part of the financial statements.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

                        STATEMENTS OF COMPREHENSIVE LOSS
                             (AMOUNTS IN THOUSANDS)

                                             PERIOD FROM
                                              INCEPTION
                                            (SEPTEMBER 10,
                                                1997)           YEAR ENDED         QUARTER ENDED
                                               THROUGH         DECEMBER 31,          MARCH 31,
                                             DECEMBER 31,    -----------------   -----------------
                                                 1997         1998      1999      1999      2000
                                            --------------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Net loss..................................      $(293)       $(5,111)  $(9,329)  $(2,109)  $(2,868)
Unrealized gain (loss) on marketable
  securities..............................         --             34       (34)       --        (3)
                                                -----        -------   -------   -------   -------
Comprehensive loss........................      $(293)       $(5,077)  $(9,363)  $(2,109)  $(2,871)
                                                =====        =======   =======   =======   =======

    The accompanying notes are an integral part of the financial statements.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     Advanced Switching Communications, Inc. ("ASC" or the "Company") was incorporated in the state of Delaware in September 1997. The Company provides next-generation broadband access platforms to telecommunications service providers. ASC's products enable its customers to transmit voice, data and multimedia traffic more rapidly and cost-effectively while preserving their investments in existing communications systems. Through December 31, 1999, the Company principally marketed its products in the United States. Through December 31, 1998, the Company was considered to be in the development stage and was principally engaged in research and development, raising capital and building its management team. The Company shipped its first product in March 1999.

  Revenue Recognition

     The Company recognizes revenue from product sales upon shipment. When the arrangement with the customer includes obtaining customer acceptance, revenue is recognized when customer acceptance has been received. Revenue is recognized in amounts expected to be realized upon final settlement.

     Upon shipment to its customers, ASC provides for the estimated cost to repair or replace products to be returned under warranty. ASC's warranty period is typically 12 months from the date of shipment to the end user.

     ASC provides post-contract support for its products. This support is considered insignificant to the sale of the products and therefore the Company recognizes any revenue associated with post-contract support in conjunction with the sale of the product in accordance with Statement of Position 97-2, "Software Revenue Recognition."

  Research and Development

     Research and development costs are charged to operations as incurred.

  Cash and Cash Equivalents and Marketable Securities

     The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents, and investments with original maturity dates greater than three months but less than 12 months to be short-term investments. To date, all marketable securities have been classified as available-for-sale and have been carried at fair value, with unrealized gains and losses, reported as a separate component of comprehensive income. The fair value of marketable securities was determined based on quoted market prices at the reporting date for those instruments. The cost of securities sold is based on specific identification. Premiums and discounts are amortized over the period from acquisition to maturity and are included in investment income, along with interest and dividends.

     At December 31, 1998, the Company held U.S. mortgage-backed and corporate debt securities with an amortized cost of $3,447,000 and a fair value of $3,481,000, resulting in an unrealized holding gain of $34,000. At March 31, 2000, the Company held U.S. mortgage-backed and corporate debt securities, commercial paper and taxable auction securities. The amortized cost of such securities at March 31, 2000 was $30,444,000 (unaudited) resulting in an unrealized holding loss of $3,000 (unaudited).

  Inventories

     Inventories are stated at the lower of cost (average cost basis) or market (net realizable value).

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

  Other Assets

     Other assets include prepaid manufacturing costs to the contract manufacturers of $1,314,000 at December 31, 1999 and $664,000 (unaudited) at March 31, 2000. These prepaid costs are being reduced as completed products are received and paid for by the Company.

  Property and Equipment

     Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method, based upon the following asset lives:

Computer and telecommunications equipment  3 years
Computer software                          3 years
Furniture and office equipment             5 years
Leasehold improvements                     Shorter of lease term or useful life of asset

  Income Taxes

     Income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recorded based on temporary differences between the financial statement amounts and the tax bases of assets and liabilities measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company periodically evaluates the realizability of its net deferred tax assets and records a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

  Accounting for Stock-Based Compensation

     As permitted under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123"), the Company accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, ASC recognizes no compensation expense for stock option grants with an exercise price equal to or greater than the fair value of the shares at the date of grant. Stock options issued to consultants of the Company are accounted for under SFAS 123, which requires an expense to be recognized using an option-pricing model. The expense recorded in connection with the stock option grants to consultants was $46,000 and $47,000 for the years ended December 31, 1998 and 1999, respectively.

  Fair Value of Financial Instruments

     The carrying value of the Company's cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities. The fair value of long-term marketable securities is estimated based on current interest rates, degrees of risk and remaining maturities.

     The fair value of short and long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying amounts of these obligations approximate their fair values.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

  Concentration of Credit Risk, Product and Significant Customers and Supplier Information

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company places its temporary cash investments in money market funds and debt instruments with high credit-quality issuers with no more than 10% of the portfolio due from any one issuer. The Company's accounts receivable are derived from revenue earned from customers located in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

     During the year ended December 31, 1999, two customers accounted for 22% and 53% of the Company's revenue and at December 31, 1999, these two customers accounted for 29% and 49% of total trade accounts receivable. During the quarter ended March 31, 2000, these same two customers accounted for 13% and 16% of the Company's revenue and at March 31, 2000, these two customers accounted for 14% and 16% of total trade receivables (unaudited). Two additional customers accounted for 41% and 19% of the Company's revenue and 43% and 13%, respectively, of total trade receivables at March 31, 2000 (unaudited).

     The Company is currently dependent on two contract manufacturers and some of the key components in the Company's product come from single or limited sources of supply. If we are unable to manufacture and ship our products on a timely basis, this could result in lost or delayed revenue or increased manufacturing costs.

  Pro Forma Information (unaudited)

     Under the terms of the Company's agreements with the holders of the Class A, B, C, and D Redeemable Convertible Preferred Stock ("Convertible Preferred Stock") (Note 7), all of such preferred stock will be converted automatically into shares of common stock upon closing of the Company's initial public offering and, therefore, all such shares have been converted for the pro forma presentation. The pro forma balance sheet information at March 31, 2000 reflects the conversion of the Class A, B, C and D preferred stock into 22,185,172 shares of common stock as if the conversion occurred on March 31, 2000. The 67,567 common shares to be issued upon the conversion of the Class E Convertible Redeemable Preferred Stock (Note 7) and the Common Shares to be issued resulting from an initial public offering and its related net proceeds are excluded from such pro forma information.

  Net Loss Per Share

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share". Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss applicable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period, if dilutive. Common equivalent shares consist of incremental common shares issuable upon the exercise of stock options and upon conversion of Class A, B, C, and D Convertible Preferred Stock.

     The Company has excluded all potential common shares from the calculation of diluted loss per common share because all such securities are anti-dilutive for all periods presented. The total number of potential common shares excluded from the calculations of diluted net loss per share was zero, 7,870,000, 22,272,000, 8,037,000 (unaudited) and 24,613,000 (unaudited) for the period ended December 31, 1997, the years ended December 31, 1998 and 1999 and the quarters ended March 31, 1999 and 2000, respectively.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

  Pro Forma Net Loss Per Share (Unaudited)

     Pro forma net loss per share for the year ended December 31, 1999 and the three months ended March 31, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Class A, B, C and D Convertible Preferred Stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999, or at date of original issuance, if later.

     The following table sets forth the pro forma computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                           YEAR ENDED          QUARTER ENDED
                                                          DECEMBER 31,           MARCH 31,
                                                              1999                 2000
                                                          ------------         -------------
Numerator:
Net loss applicable to common shareholders..............    $(11,918)             $(4,081)
Accretion of transaction costs and accrued dividends on
  redeemable, convertible preferred stock...............       2,589                1,213
                                                            --------              -------
Pro Forma net loss......................................    $ (9,329)             $(2,868)
                                                            ========              =======
Historical weighted average common shares outstanding...      11,789               11,564
Weighted average number of shares assumed upon
  conversion of redeemable convertible common stock.....      12,462               20,861
                                                            --------              -------
Shares used in computing pro forma basic and diluted net
  loss per share........................................      24,251               32,425
                                                            ========              =======
Pro forma basic and diluted net loss per share..........    $  (0.38)             $ (0.09)
                                                            ========              =======

  New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company currently holds no derivative instruments and does not engage in hedging activities, the Company expects that the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to implement SFAS No. 133 for the year ending December 31, 2001.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." With the exception of certain provisions which require earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. The Company does not expect that the adoption of this Interpretation will have a material impact on its financial statements.

  Unaudited Interim Results

     The accompanying balance sheet as of March 31, 2000, the statements of operations, cash flows and comprehensive loss for the three months ended March 31, 1999 and 2000 and the statement of stockholders' equity for the three months ended March 31, 2000 are unaudited.

     In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

for the fair statement of the results of these periods. The data disclosed in notes to the financial statements for these periods is also unaudited. Results of the three months ended March 31, 2000 are not indicative of results the entire year.

2.  INVENTORIES

     Inventories consisted of the following at December 31, 1998 and 1999 and March 31, 2000 (in thousands):

                                                                             (UNAUDITED)
                                                             1998    1999       2000
                                                             ----   ------   -----------
Raw materials..............................................   $7    $1,065     $  985
Work in process............................................   --       798        533
Finished goods.............................................   --       225        313
                                                              --    ------     ------
                                                              $7    $2,088     $1,831
                                                              ==    ======     ======

3.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31, 1998 and 1999 (in thousands):

                                                               1998     1999
                                                              ------   ------
Computer software and equipment.............................  $  808   $1,454
Office equipment............................................     650    1,074
Furniture and fixtures......................................     231      419
Equipment under capital leases..............................      16       23
                                                              ------   ------
                                                               1,705    2,970
Less accumulated depreciation...............................    (221)    (878)
                                                              ------   ------
Property and equipment, net.................................  $1,484   $2,092
                                                              ======   ======

4.  INCOME TAXES

     No provisions for income taxes have been recorded as the Company has incurred net losses since inception.

     At December 31, 1998 and 1999, the Company had approximately $5.4 million and $14.7 million of federal and state net operating loss carryforwards available to offset future taxable income. The Federal and State net operating loss carryforwards begin to expire in 2012 and 2004, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. Such a change may have occurred as a result of the preferred stock issuances during 1998 and 1999.

     As of December 31, 1998 and 1999, the Company had gross deferred tax assets of approximately $2.2 million and $5.9 million, respectively, related primarily to net operating loss carryforwards that are available to reduce future taxable income through 2019. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

5.  LONG-TERM DEBT

     Amounts borrowed consisted of the following at December 31, 1998 and 1999 (in thousands):

                                                              1998    1999
                                                              -----   -----
Bank note payable, interest at prime plus 2% (10.5% at
  December 31, 1999), due in monthly installments of $5 plus interest through November 2000, collateralized by the
  Company's furniture.......................................  $ 110   $  53
Bank note payable, interest at prime plus 0.5% (9.0% at
  December 31, 1999), due in monthly installments of $2 plus interest through April 2001, collateralized by
  substantially all of the Company's assets.................     43      26
Bank note payable, interest at prime plus 0.75% (9.25% at
  December 31, 1999), due in monthly installments of $10
  plus interest through June 2001, collateralized by
  substantially all of the Company assets...................    322     204
                                                              -----   -----
                                                                475     283
Amounts under capital lease (Note 6)........................     10      11
Less current portion........................................   (199)   (196)
                                                              -----   -----
Long-term portion...........................................  $ 286   $  98
                                                              =====   =====

6.  COMMITMENTS

     The Company leases office space and equipment under various noncancelable operating and capital leases with various expiration dates through 2005. The terms of the facility leases provide for rental payments on a graduated scale. The facility leases for the Company's headquarters expire in August 2002 and November 2005. The Company leases office space for sales personnel in various cities throughout the U.S. These leases are on a month-to-month arrangement or are for a period of no longer than 1 year. The Company recognizes rent expense on a straight-line basis over the lease periods. Rental expense for all operating leases for the period from September 7, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999 was $71,000, $355,000 and $673,000, respectively.

     Future minimum lease payments under noncancelable operating and capital leases, including operating lease commitments entered into subsequent to December 31, 1999, are as follows:

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
2000........................................................    $ 7       $1,097
2001........................................................      2        1,181
2002........................................................      2        1,017
2003........................................................     --          625
2004........................................................     --          639
Thereafter..................................................     --          600
                                                                ---       ------
                                                                 11       $5,159
                                                                ---       ======
Less current portion........................................     (7)
                                                                ---
Long-term portion...........................................    $ 4
                                                                ===

     In connection with the lease of the Company's headquarters, the Company is required to maintain $1,000,000 in an escrow account with the bank that has issued a letter of credit to the landlord. This escrow requirement terminates at the sooner of the end of the lease term or the time at which ASC has maintained a

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

net worth in excess of $5,000,000 for 24 consecutive months. This amount has been recorded in long-term other assets for the year ended December 31, 1999.

     Subsequent to December 31, 1999, the Company received a letter from Nortel Networks Corporation alleging that our products infringe one of Nortel's patents relating to inverse multiplexing over ATM. Management intends to contest this claim vigorously. Management is of the opinion that any liability or loss associated with this claim will not have a material adverse effect on the Company's operations or liquidity.

     The Company is involved in various other claims arising in the normal course of business. Management is of the opinion that any liability or loss associated with such matters will not have a material adverse effect on the Company's operations or liquidity.

7.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Issuances of redeemable convertible preferred stock during the years ended December 31, 1998 and 1999 were as follows (in thousands). There were no issuances of such securities during the quarter ended March 31, 2000:

                                     SHARES
                               -------------------                ISSUANCE         DATE
            CLASS              AUTHORIZED   ISSUED    PROCEEDS     COSTS          ISSUED
            -----              ----------   ------    --------    --------    --------------
A............................       10         10     $ 2,382      $   --     June 1998
B............................       14         11       2,740          --     June 1998
C............................    4,154      2,173       5,893         789     August 1998
                                            1,662       4,506          11     June 1999
                                              154(1)       --(1)       --     September 1999
D............................    4,700      4,094      35,002       1,822     September 1999
                                              585       5,000         338     October 1999
                                 -----      -----     -------      ------
                                 8,878      8,689     $55,523      $2,960
                                 =====      =====     =======      ======

---------------
(1) This tranche of Class C Redeemable Convertible Preferred shares was issued in accordance with the anti-dilutive provisions for Class C at the time of the sale of Class D Redeemable Convertible Preferred shares. As there were no proceeds in connection with the Class C shares, the number of shares valued at the liquidation price per share was treated as a dividend in order to record the Class C at its liquidation value in the balance sheet.

     The holders of the Redeemable Convertible Preferred Stock have various rights and preferences as follows:

  Voting

     Each share of Class A, B, C and D has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

  Dividends

     Holders of Class A, B, C and D Redeemable Convertible Preferred Stock are entitled to receive cumulative dividends at the per annum rate of 6.5%, 6.5%, 8% and 8% of the original purchase price paid, respectively, whether or not declared, payable quarterly in arrears, when and if declared by the Board of Directors. The holders of Class A, B, C and D have rights to receive a pro rata share of dividends paid to holders of commons stock. No dividends on Convertible Preferred Stock or Common Stock have been declared from inception through March 31, 2000. All accrued dividends are included in the Convertible Preferred Stock balances at the respective balance sheet dates.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

  Liquidation

     In the event of any involuntary liquidation, dissolution or winding up of the Company the holders of Class A, B, C and D Convertible Preferred Stock are entitled to receive an amount of $250, $250, $2.71 and $8.55 per share, respectively, plus any accrued dividends, whether or not declared, prior to and in preference to any distribution to the holders of Common Stock.

  Conversion

     Each share of Class A and B Convertible Preferred Stock is convertible, at the option of the holder, upon the occurrence of a triggering event which is defined as follows: (1) the closing of a public offering of Common Stock generating aggregate proceeds of $50,000,000, or (2) the Company enters into a merger consolidation or other similar combination, or (3) the Company achieves an annual gross revenue of more than $25,000,000. Each share of Class C and D Redeemable Convertible Preferred Stock may be converted at any time at the option of the holder. Each share of Class C and D Redeemable Convertible Preferred Stock automatically converts upon: (1) the closing of a public offering of Common Stock generating aggregate proceeds of $50,000,000 or (2) the Company enters into a merger, consolidation or other similar combination for a total purchase price of the equity of the Company of at least $250,000,000. Upon the conversion of Class C shares, Class A and B shares automatically convert into shares of common stock. Class A, B, C and D preferred shares are convertible into common shares based on the following calculation: the sum of the original issuance price per share multiplied by the number of shares outstanding plus the cumulative accrued dividends, divided by the applicable conversion ratio. The original issue price per share is $250, $250, $2.7117 and $8.55 for Classes A, B, C and D, respectively. The conversion ratios are 4.275, 1.00, 1.356 and 4.275 for Classes A, B, C and D, respectively.

     At December 31, 1999, the Company has reserved 612,000, 3,010,000, 8,584,000 and 9,580,000 shares of Common Stock for the conversion of Class A, B, C and D convertible preferred stock, respectively.

     At March 31, 2000, the Company has reserved 621,000, 3,054,000, 8,743,000 and 9,767,000 shares of Common Stock for the conversion of Class A, B, C and D Convertible Preferred Stock, respectively (unaudited).

  Redemption

     The Class A and B shares are redeemable at the option of the holder upon the same triggering event under which it is convertible, at a cash price equal to the applicable liquidation preference. Shares of Class C and D are redeemable at the option of the holder any time on or after August 31, 2005 at a cash price equal to the applicable liquidation preference.

  Series E Convertible Redeemable Preferred Stock (unaudited)

     On June 30, 2000, we issued 67,567 shares of Class E convertible redeemable preferred stock to a board member for a purchase price of $500,000 or $7.40 per share. These shares automatically convert to common stock upon an initial public offering. The total number of common shares into which they are convertible is 67,567 at the issuance date.

8.  COMMON STOCK

     In February 1998, the Company's Board of Directors approved a 20-for-1 stock split of the issued and outstanding common stock and in July 1998, the Company's Board of Directors approved a 10-for-1 stock split of the issued and outstanding common stock. In August 1999, the Company's Board of Directors approved a 2-for-1 stock split of all common stock and options to purchase common stock. The 2-for-1 split became

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

effective in November 1999. All share and per share amounts for common stock have been adjusted accordingly.

     The Company issued 339,000 and 31,000 options to purchase shares of Common Stock to consultants and other service providers of the Company in 1998 and 1999, respectively. The fair value of the options issued was determined to be $46,000 and $47,000 in 1998 and 1999, respectively, using the Black-Scholes option pricing model and has been recognized in general and administrative expenses. There were no options granted to third parties during the quarters ended March 31, 1999 and 2000.

  Warrants (unaudited)

     In March 2000, in connection with the signing of a purchase agreement with Intermedia Communications, Inc. (Intermedia) for the sale of ASC products, the Company issued a warrant to ICI Capital, LLC (ICI), a wholly-owned subsidiary of Intermedia. The warrant allows ICI to purchase 125,000 shares of common stock at an initial exercise price of $15.00 per share. The exercise price may fluctuate depending on the fair value of the Company's common stock but will not fall below $15.00 per share. The warrant vests and becomes exercisable as the cash associated with certain dollar levels of purchases is received. The Company may unilaterally waive the vesting requirements at any time during the agreement. The Company believes that, given the early stage of the Company, the issuance of this warrant was a cost of establishing a relationship with this potential customer. As the certain purchase milestones are met, the Company will estimate the costs associated with the number of exercisable shares and record such non-cash costs as a sales discount against revenue generated from this customer. The costs will be estimated using the Black-Scholes option valuation model. As of March 31, 2000, there have been no sales to Intermedia.

     In June 2000, in connection with the signing of a purchase agreement with Broadband Office, Inc. for the sale of ASC products, the Company issued a warrant to purchase 222,000 shares at an exercise price of $8.00 per share. The warrant vests immediately and is exercisable at any time over the next 36 months. The Company views the issuance of this warrant as a cost of developing a long-term business relationship and therefore, in June, will recognize the cost as a marketing expense. The cost will be determined using the Black-Scholes option pricing model.

9.  STOCK OPTIONS

     In February 1998 and July 1998, the Company adopted the Advanced Switching Communications, Inc. 1998 and Second 1998 Nonqualified Stock Option Plans (collectively "the 1998 Plan") to offer key employees, board members and third parties who provide valuable services to the Company the option to purchase shares of Common Stock. Under the 1998 Plan, the Company issues options to eligible participants at an exercise price determined by the Board of Directors, at the date of grant. Options vest 25% annually over a period of four years from the date of grant and expire ten years from the date of grant. Vesting may accelerate under certain circumstances including an initial public offering, change of ownership, liquidation or dissolution of the Company. Options will no longer be granted under the 1998 plan.

     In December 1999, the Company adopted the Advanced Switching Communications, Inc. 1999 Nonqualified Stock Option Plan (the "1999 Plan"). The 1999 Plan provides for option grants to employees, board members and third parties to purchase shares of Common Stock at an exercise price determined by the Board of Directors at the date of grant. Options vest 25% on the first anniversary of the grant date at which time the remaining options vest monthly over a three-year period. Options granted under the 1999 Plan expire ten years from the date of grant. Vesting may accelerate under certain circumstances such as liquidation or dissolution of the Company. The maximum number of options available for grants under the 1999 Plan was 3,198,000 at December 31, 1999. The Board of Directors approved an increase to this amount subsequent to December 31, 1999 to 4,498,000 (unaudited).

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

     The following table presents activity under the Plans (in thousands):

                                                                           WEIGHTED AVERAGE
                                                        NUMBER OF SHARES    EXERCISE PRICE
                                                        ----------------   ----------------
Balance, January 1, 1998..............................          --              $  --
  Options Granted.....................................       1,651               1.05
  Options Exercised...................................          --                 --
  Options Cancelled...................................          --                 --
                                                             -----              -----
Balance, December 31, 1998............................       1,651              $1.05
  Options Granted.....................................       1,904               1.65
  Options Exercised...................................         (59)              1.14
  Options Cancelled...................................        (260)              1.50
                                                             -----              -----
Balance, December 31, 1999............................       3,236              $1.35
  Options Granted (unaudited).........................         561               2.00
  Options Exercised (unaudited).......................         (91)              1.23
  Options Cancelled (unaudited).......................         (25)              1.74
                                                             -----              -----
Balance, March 31, 2000 (unaudited)...................       3,681              $1.46
                                                             =====              =====

     The following table summarizes information about stock options outstanding at December 31, 1999 (amounts in thousands, except dollars):

                                 OPTIONS OUTSTANDING                         VESTED OPTIONS
                  -------------------------------------------------           EXERCISABLE
      RANGE OF     NUMBER OF     WEIGHTED AVG.                        ----------------------------
      EXERCISE      SHARES         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVG.
       PRICES     OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE   EXERCISE PRICE
     ----------   -----------   ----------------   ----------------   -----------   --------------
     $     0.60        240         8.15 years           $0.60              60           $0.60
           1.00      1,043         8.49 years            1.00             225            1.00
           1.50      1,347         9.31 years            1.50              48            1.50
           1.75         40         8.75 years            1.75              10            1.75
           2.00        566         9.91 years            2.00              --            2.00
     ----------      -----         ----------           -----             ---           -----
     $0.60-2.00      3,236         9.06 years           $1.35             343           $1.02
     ==========      =====         ==========           =====             ===           =====

  Valuation of Option Grants

     At various dates during the year ended December 31, 1999, the Company granted a total of 710,408 options to employees at exercise prices below the estimated fair market value at the dates of grant. The Company recorded compensation expense of $42,000 for the year ended December 31, 1999 resulting in a remaining deferred compensation balance of $761,000 at December 31, 1999.

     The Company also granted a total of 560,666 options at exercise prices below the estimated fair market value at the dates of grant for the three months ended March 31, 2000. The total expense associated with these options was $1,875,000 which will be amortized over the option vesting period of four years.

     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates for the awards under SFAS No. 123, the Company's historical net loss and net loss per share would not have changed significantly from the amounts reported based upon the fact that a charge was recorded for options whose exercise price was below the deemed fair market value of the options at the grant date. In addition, all other options granted were at prices in excess of the deemed fair market value at the grant date.

                    ADVANCED SWITCHING COMMUNICATIONS, INC.

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

                                                                YEAR           YEAR
                                                               ENDED          ENDED
                                                            DECEMBER 31,   DECEMBER 31,
                                                                1998           1999
                                                            ------------   ------------
Risk free interest rate...................................      5.33%          5.76%
Dividend yield............................................        --             --
Expected volatility.......................................        --             --
Expected life.............................................         5              5

     The weighted average fair value at date of grant for options granted during the years ended December 31, 1998 and 1999 was $0.05, and $0.27 per share, respectively.

10.  EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) defined contribution profit sharing plan covering substantially all employees. Employees can contribute up to 15% (subject to statutory limitations) of their total compensation. Profit sharing contributions made by the Company are discretionary and are determined annually by the Board of Directors. Employer contributions, if any, vest to the employees according to a schedule entitling full vesting after four years. There have been no Company contributions to the plan since inception.

11.  LOANS FROM EXECUTIVE OFFICERS AND STOCKHOLDERS

     Between October 7, 1997 and September 7, 1999, the Company borrowed an aggregate of approximately $11.4 million from certain executive officers and stockholders. Each of these loans was evidenced by an interest-bearing promissory note and was ultimately paid in full or converted into shares of our convertible preferred stock, as set forth in the table below.

             LOANS                  CONVERSION INTO PREFERRED STOCK
--------------------------------   ---------------------------------
 DATE       AMOUNT     INT. RATE     DATE       CLASS      SHARES
-------   ----------   ---------   ---------   -------   -----------
10/7/97   $  107,143      6.5%      6/26/98     A               428
12/5/97       25,000      6.5       6/26/98     A               100
12/5/97(2)    12,500      6.5            --     --               --
 2/6/98      250,000      6.5       6/26/98     A             1,000
 3/9/98    1,750,000      6.5       6/26/98     A             7,000
6/11/98      250,000      6.5       6/26/98     A             1,000
4/20/99    1,000,000      5.0            --(1)  --               --
4/20/99    3,000,000      5.0       6/30/99     C         1,106,332
 9/7/99    2,500,000      5.0       9/10/99     D           292,412
 9/7/99    2,500,000      5.0       9/10/99     D           292,412

---------------
(1) This promissory note was cancelled and the principal amount was assumed into the first $2,500,000 loan made to the Company on September 7, 1999.

(2) The Company repaid this loan in full together with accrued interest on July 7, 1998.

12.  BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

     The Company operates in one industry segment, the development of next-generation broadband access platforms. There were no sales to any individual country outside the United States where such sales accounted for 10% or more of total revenue for all periods presented. For the year ended December 31, 1999, total sales to customers within the United States were $3,848,000 and total sales to international customers were $430,000.

                                     [ASC LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses and costs payable by the Registrant (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers' filing fee.

                                                              AMOUNT
                                                              -------
Registration fee under Securities Act.......................  $22,770
NASD filing fee.............................................    9,125
The Nasdaq National Market fees.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Printing and engraving expenses.............................     *
Registrar and transfer agent fees...........................     *
Miscellaneous expenses......................................     *
                                                              -------
          Total.............................................  $  *
                                                              =======

---------------
* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation law empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent under the circumstances set forth therein.

     Article VII of the Registrant's Certificate of Incorporation, as amended and restated upon the closing of this offering, eliminates liability of directors of the Registrant to the Registrant or its shareholders for monetary damages for breach of fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware. Article VII of the Registrant's Certificate of Incorporation, as amended and restated upon the closing of this offering, requires the Registrant to indemnify the Registrant's directors and officers to the extent permitted under Section 145 of the Delaware General Corporation Law. Article VII of the Registrant's Certificate of Incorporation, as amended and restated upon the closing of this offering, also provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. Further, the Registrant's Certificate of Incorporation, as amended and restated upon the closing of this offering, provides that any person, other than an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was an employee or agent of the Registrant, or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, and who desires indemnification shall make written application for such indemnification to the Board of Directors for its determination that indemnification is appropriate, and if so, to what extent. The Registrant's Bylaws, as amended and restated upon the closing of this offering, also provide that the Registrant may indemnify, to the extent of the provisions set forth therein, any person other than an officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an employee or agent of the Registrant, or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person makes written application for such indemnification to the Registrant Board and the Registrant Board determines that indemnification is appropriate and the extent thereof. The Registrant's Bylaws, as amended and restated upon the closing of this offering, further provide that the indemnification described therein is not exclusive, and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

     The above discussion of Section 145 and of the Registrant's Certificate of Incorporation and Bylaws, both as amended and restated upon the closing of this offering, is not intended to be exhaustive and is respectively qualified in its entirety by such statute, the Certificate of Incorporation and the By-laws, both as amended and restated upon the closing of this offering. The Registrant intends to obtain primary and excess insurance policies insuring its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since its inception, the Registrant has issued the following securities that were not registered under the Securities Act as summarized below. The share numbers summarized below have been adjusted to reflect the 20-for-1, 10-for-1 and 2-for-1 stock splits of the Registrant's common stock that took place on February 3, 1998, July 14, 1998, and November 12, 1999, respectively.

     (a) Issuances of Capital Stock.

     Since its inception, the Registrant has sold and issued the following unregistered securities:

          (a) Since December 9, 1997, the Registrant has granted and sold an aggregate of 11,470,000 shares of common stock to key officers and employees pursuant to Key Employee Stock Agreements for an aggregate purchase price of $231,486.

          (b) In 1998, the Registrant issued an aggregate of 9,528 shares of its Class A redeemable convertible preferred stock for an aggregate purchase price of approximately $2,382,000.

          (c) In 1998, the Registrant issued an aggregate of 10,960 shares of Class B redeemable convertible preferred stock for an aggregate purchase price of approximately $2,740,000.

          (d) In 1998 and 1999, the Registrant issued an aggregate of 3,989,269 shares of Class C redeemable convertible preferred stock for an aggregate purchase price of approximately $10,400,000.

          (e) In 1999, the Registrant issued an aggregate of 4,678,594 shares of Class D redeemable convertible preferred stock for an aggregate purchase price of approximately $40,001,979.

          (f) On June 30, 2000, the Registrant issued an aggregate of 67,567 shares of Class E redeemable convertible preferred stock for an aggregate purchase price of approximately $500,000.

2.  CERTAIN GRANTS AND EXERCISES OF STOCK OPTIONS

     (a) From inception through March 31, 2000, the Registrant granted stock options to purchase 3,680,145 shares of common stock at exercise prices ranging from $.60 to $2.70 per share to employees pursuant to its 1998 Nonqualified Stock Option Plan, Second Nonqualified Stock Option Plan and 1999 Nonqualified Stock Option Plan.

     (b) From inception through March 31, 2000, the Registrant issued and sold an aggregate of 150,250 shares of its common stock to employees for aggregate consideration of $1.00 to $1.50 per share pursuant to exercises of options granted under its 1998 Nonqualified Stock Option Plan and Second 1998 Nonqualified Stock Option Plan.

     No underwriters were involved in any of the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock and sales of restricted common stock, Rule 701 of the Securities Act. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following documents are filed as exhibits to this registration statement:

EXHIBIT
  NO.                              DESCRIPTION
-------    ------------------------------------------------------------
  *1.1     Form of Underwriting Agreement
  *3.1     Certificate of Incorporation of the Registrant, as amended and restated
  *3.2     By-laws of the Registrant, as amended and restated
  *4.1     Form of certificate of common stock
   4.2     Amended and Restated Warrant to Purchase Common Stock
             granted to ICI Capital LLC dated June 30, 2000
   4.3     Warrant to Purchase Common Stock granted to Broadband
             Office, Inc. dated June 21, 2000
  *5.1     Opinion of Fried, Frank, Harris, Shriver & Jacobson
  10.1     Executive Employment Agreement, dated as of August 31, 1998, between the Registrant and Asghar D. Mostafa.
  10.2     Form of Key Employee Employment Agreement
  10.3     Advanced Switching Communications, Inc. 1998 Nonqualified
             Stock Option Plan
  10.4     Advanced Switching Communications, Inc. Second 1998
             Nonqualified Stock Option Plan
  10.5     Advanced Switching Communications, Inc. 1999 Nonqualified
             Stock Option Plan
 *10.6     Advanced Switching Communications, Inc. 2000 Stock Incentive
             Plan
  10.7     8% Convertible Redeemable Class D Preferred Stock Securities
             Purchase and Stockholder Agreement
  10.8     Amendment to the 8% Convertible Redeemable Class D Preferred
             Stock Securities Purchase and Stockholders Agreement
 *10.9     Second Amendment to the 8% Convertible Redeemable Class D
             Stock Securities Purchase and Stockholders Agreement
  10.10    Form of Key Employee Stock Agreement
  10.11    Form of Indemnification Agreement, between the Registrant
             and each of its directors
  10.12    Stockholders' Agreement, dated as of August 31, 1998,
             between the Registrant and Mostafa Investments Limited
             Partnership
 *10.13    American Center Lease Agreement between Met Life
             International Real Estate Equity Shares, Inc. and Keyvan
             Rafie dated May 29, 1992
 *10.14    American Center Lease Agreement between Met Life
             International Real Estate Equity Shares, Inc. and Advanced
             Switching Communications, Inc. dated September 27, 1997
 *10.15    Assignment of Lease and Acceptance between Keyvan Rafie and
             Advanced Switching Communications, Inc.
  23.1     Consent of Deloitte & Touche LLP
 *23.2     Consent of Fried, Frank, Harris, Shriver & Jacobson
             (included in Exhibit 5.1 above)
  24.1     Power of Attorney (included on signature page of this
             registration statement)
  27.1     Financial data schedule

---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit proper delivery to each purchaser.

          (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424b(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Vienna, Commonwealth of Virginia, on June 30, 2000.

                                          ADVANCED SWITCHING
                                          COMMUNICATIONS, INC.

                                          By:     /s/ ASGHAR D. MOSTAFA
                                            ------------------------------------
                                            Asghar D. Mostafa
                                            President and Chief Executive
                                              Officer

     The undersigned directors and officers of Advanced Switching Communications, Inc., Inc. hereby constitute and appoint Asghar D. Mostafa and Harry J. D'Andrea and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                      DATE
                  ---------                                  -----                      ----
            /s/ ASGHAR D. MOSTAFA              President, Chief Executive Officer   June 30, 2000
---------------------------------------------  and Director (Principal Executive
              Asghar D. Mostafa                Officer)

            /s/ HARRY J. D'ANDREA              Chief Financial Officer (Principal   June 30, 2000
---------------------------------------------  Financial and Accounting Officer)
              Harry J. D'Andrea

             /s/ HENRY G. BAKER                Director                             June 30, 2000
---------------------------------------------
               Henry G. Baker

          /s/ ROBERT TED ENLOE, III            Director                             June 30, 2000
---------------------------------------------
            Robert Ted Enloe, III

           /s/ RICHARD H. KIMBALL              Director                             June 30, 2000
---------------------------------------------
             Richard H. Kimball

             /s/ ARTHUR J. MARKS               Director                             June 30, 2000
---------------------------------------------
               Arthur J. Marks

             /s/ EDWARD W. SCOTT               Director                             June 30, 2000
---------------------------------------------
               Edward W. Scott

            /s/ JOHN W. SEAZHOLZ               Director                             June 30, 2000
---------------------------------------------
              John W. Seazholz

           /s/ RONALD S. WESTERNIK             Director                             June 30, 2000
---------------------------------------------
             Ronald S. Westernik

                               INDEX TO EXHIBITS

EXHIBIT
  NO.                              DESCRIPTION
-------    ------------------------------------------------------------
 *1.1      Form of Underwriting Agreement
 *3.1      Certificate of Incorporation of the Registrant, as amended and restated
 *3.2      By-laws of the Registrant, as amended and restated
 *4.1      Form of certificate of common stock
  4.2      Amended and Restated Warrant to Purchase Common Stock
             granted to ICI Capital LLC dated June 30, 2000
  4.3      Warrant to Purchase Common Stock granted to Broadband
             Office, Inc. dated June 21, 2000
 *5.1      Opinion of Fried, Frank, Harris, Shriver & Jacobson
 10.1      Executive Employment Agreement, dated as of August 31, 1998, between the Registrant and Asghar D. Mostafa.
 10.2      Form of Key Employee Employment Agreement
 10.3      Advanced Switching Communications, Inc. 1998 Nonqualified
             Stock Option Plan
 10.4      Advanced Switching Communications, Inc. Second 1998
             Nonqualified Stock Option Plan
 10.5      Advanced Switching Communications, Inc. 1999 Nonqualified
             Stock Option Plan
*10.6      Advanced Switching Communications, Inc. 2000 Stock Incentive
             Plan
 10.7      8% Convertible Redeemable Class D Preferred Stock Securities
             Purchase and Stockholder Agreement
 10.8      Amendment to the 8% Convertible Redeemable Class D Preferred
             Stock Securities Purchase and Stockholders Agreement
*10.9      Second Amendment to the 8% Convertible Redeemable Class D
             Stock Securities Purchase and Stockholders Agreement
 10.10     Form of Key Employee Stock Agreement
 10.11     Form of Indemnification Agreement, between the Registrant
             and each of its directors
 10.12     Stockholders' Agreement, dated as of August 31, 1998,
             between the Registrant and Mostafa Investments Limited
             Partnership
*10.13     American Center Lease Agreement between Met Life
             International Real Estate Equity Shares, Inc. and Keyvan
             Rafie dated May 29, 1992
*10.14     American Center Lease Agreement between Met Life
             International Real Estate Equity Shares, Inc. and Advanced
             Switching Communications, Inc. dated September 27, 1997
*10.15     Assignment of Lease and Acceptance between Keyvan Rafie and
             Advanced Switching Communications, Inc.
 23.1      Consent of Deloitte & Touche LLP
*23.2      Consent of Fried, Frank, Harris, Shriver & Jacobson
             (included in Exhibit 5.1 above)
 24.1      Power of Attorney (included on signature page of this
             registration statement)
 27.1      Financial data schedule

---------------
* To be filed by amendment.